82-4420

EVERGREEN

EVERGREEN MARINE CORP. (TAIWAN) LTD.

166, SEC. 2, MINSHENG E. ROAD, 104, TAIPEI, TAIWAN, R.O.C.
TEL: (02) 25057766 (10 LINES)
TELEX: 11476 EVERMARINE, 21567 EVERMARINE

Division of Corporation Finance,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
[redacted]

October 20, 2005

SUPPL

Re: The Financial Statements of the first half of 2005of Evergreen Marine Corp. (Taiwan) Ltd. ("the Company")

Dear Sir/Madam,

Attached hereto are the financial statements of the company for the six months ended June 30, 2005 and 2004 with report of independent auditors in it for your file.

If you have any question, please feel free to contact the undersigned.

(886-2-2509-3660ext 301 or gracehsieh@evergreen.com.tw)

Very truly yours,

Grace Hsieh Shu-Hui
Stock Department

10/25

EVERGREEN MARINE CORPORATION
FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT AUDITORS
FOR THE SIX MONTHS ENDED
JUNE 30, 2005 AND 2004

The reader is advised that the accompanying financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

Diwan, Ernst & Young
致遠會計師事務所

9th Floor
International Trade Bldg.
Taipei World Trade Center
333 Keelung Rd., Sec. 1
Taipei 110, Taiwan, R.O.C.
台北市基隆路一段333號9樓

Phone: 886 2 2720 4000
Fax : 886 2 2757 6050

English Translation of a Report Originally Issued in Chinese

Report of Independent Auditors

The Board of Directors and Stockholders
Evergreen Marine Corporation

We have audited the accompanying balance sheets of Evergreen Marine Corporation (the "Company") as of June 30, 2005 and 2004, and the related statements of income, changes in stockholders' equity and cash flows for the six months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of all the investee companies accounted for under the equity method. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion expressed herein, insofar as it related to amounts included for those investee companies accounted for under the equity method, is based solely on the reports of other auditors. Those statements reflect long-term investments of 45,677,342 thousand New Taiwan dollars and 41,351,372 thousand New Taiwan dollars, constituting 49.20% and 49.32% of the total assets as of June 30, 2005 and 2004, respectively, and reflect net investment income of 3,042,721 thousand New Taiwan dollars and 3,886,864 thousand New Taiwan dollars, constituting 40.82% and 77.12% of the pre-tax net income for the six months ended June 30, 2005 and 2004, respectively.

We conducted our audits in accordance with the "Regulations for Auditing and Certification of Financial Statements by Certified Public Accountants" and auditing standards generally accepted in the Republic of China on Taiwan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Evergreen Marine Corporation as of June 30, 2005 and 2004, and the results of its operations and its cash flows for the six months then ended in conformity with the "Guidelines for Preparation of Financial Reports by Securities Issuers" and accounting principles generally accepted in the Republic of China on Taiwan.

We have also reviewed the consolidated financial statements of Evergreen Marine Corporation and its subsidiaries as of and for the six months ended June 30, 2005, on which we have issued an unqualified opinion with explanatory paragraph thereon.

Diwan, Ernst & Young
August 19, 2005
Taipei, Taiwan
Republic of China

Notice to Readers

The accompanying financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China on Taiwan and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China on Taiwan.

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION

BALANCE SHEETS

June 30, 2005 and 2004

(Expressed in New Taiwan Thousand Dollars)

ASSETS	June 30, 2005	June 30, 2004
Current Assets		
Cash and cash equivalents (Notes B & D1)	$5,724,568	$8,948,831
Short-term investments, net (Notes B, D2 & F)	13,743,556	1,611,503
Notes receivable (Note B)	26	19
Accounts receivable, net (Notes B & D3)	2,806,562	3,188,380
Accounts receivable - related parties (Notes B, D3 & E)	364,568	236,487
Other receivables (Notes B & D4)	722,815	332,043
Other receivables - related parties (Notes B, D4 & E)	643,178	323,827
Other financial assets - current, net (Notes B & D5)	467,897	315,995
Inventories (Notes B & D6)	569,141	387,449
Prepayments	138,766	151,849
Deferred income tax assets - current (Notes B & D22)	-	48,011
Restricted assets - current (Note F)	131,700	134,350
Other current assets (Notes D7 & E)	2,575,045	5,203,431
Total Current Assets	27,887,822	20,882,175
Long-Term Investments (Notes B, D8, E & F)		
Long-term equity investments		
Under the equity method	53,029,764	48,737,820
Under the cost method	2,639,618	2,929,222
Long-term bond investments	12,035	-
Other long-term investments	312	312
Other financial assets - non-current	135,596	136,339
Total Long-Term Investments	55,817,325	51,803,693
Property, Plant and Equipment (Notes B, D9, E & F)		
Land	1,998,859	1,998,859
Buildings	1,360,344	1,355,960
Loading/discharging equipment	3,257,232	3,078,645
Computer equipment	107,663	154,359
Transportation equipment	17,086,360	17,741,877
Ships and equipment	9,877,935	9,877,935
Dock facilities	661,844	820,836
Office equipment	216,411	197,492
Costs and revaluation increments	34,566,648	35,225,963
Less: Accumulated depreciation	(26,449,300)	(24,994,603)
Prepayments for equipment	281,230	19,506
Total Property, Plant and Equipment, Net	8,398,578	10,250,866
Intangible Assets		
Deferred pension costs (Note B)	135,334	130,498
Other Assets		
Refundable deposits	39,333	42,435
Deferred charges (Note B)	165,920	218,968
Long-term installment receivables (Note D10)	388,425	496,697
Restricted assets - non-current (Note F)	-	10,184
Total Other Assets	593,678	768,284
TOTAL ASSETS	$92,832,737	$83,835,516

LIABILITIES AND STOCKHOLDERS' EQUITY	June 30, 2005	June 30, 2004
Current Liabilities		
Short-term loans (Note D11)	$500,000	$170,546
Short-term bills payable (Note D12)	-	19,996
Notes payable	14,107	22,620
Accounts payable	1,492,178	2,087,369
Accounts payable - related parties (Note E)	188,231	1,720,460
Income tax payable (Notes B & D22)	996,533	-
Accrued expenses (Notes B & D13)	3,828,804	3,443,109
Other payables	5,126,918	1,387,682
Long-term liabilities due within one year (Note D14)	3,986,849	5,205,993
Other current liabilities (Note E)	2,324,029	2,227,382
Deferred income tax liabilities - current (Notes B & D22)	53,091	-
Total Current Liabilities	18,510,740	16,285,157
Long-Term Liabilities (Note B)		
Corporate bonds payable (Note D15)	9,003,497	11,003,440
Long-term loans (Note D16)	9,390,683	11,929,552
Total Long-Term Liabilities	18,394,180	22,932,992
Other Liabilities		
Accrued pension liability (Note B)	555,652	152,814
Guarantee deposits received	85	85
Deferred income tax liabilities - non-current (Notes B & D22)	1,752,694	831,210
Deferred credits	324,289	324,289
Total Other Liabilities	2,632,720	1,308,398
Total Liabilities	39,537,640	40,526,547
Capital Stock (Note D17)		
Common stock	24,613,860	21,468,882
Stock dividends to be distributed	2,461,386	1,288,127
Total Capital Stock	27,075,246	22,757,009
Capital Surplus (Note D18)		
Paid-in capital in excess of par - common stock	3,147,552	195
Donated capital	372	372
Long-term investments	1,485,728	1,604,037
Others	6,713	6,713
Total Capital Surplus	4,640,365	1,611,317
Retained Earnings (Note D19)		
Legal reserve	5,220,594	4,012,127
Special reserve	957,344	957,344
Unappropriated retained earnings	16,128,530	11,210,498
Total Retained Earnings	22,306,468	16,179,969
Equity Adjustments		
Cumulative translation adjustments (Note B)	(405,218)	2,871,432
Net loss not recognized as pension cost (Note B)	(486,017)	(137,392)
Deferred credits	164,253	26,634
Total Equity Adjustments	(726,982)	2,760,674
Total Stockholders' Equity	53,295,097	43,308,969
Commitments and Contingent Liabilities (Note G)		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$92,832,737	$83,835,516

The accompanying notes are an integral part of the financial statements.

(Please refer to Diwan, Ernst & Young independent auditors' report dated August 19, 2005.)

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION

STATEMENTS OF INCOME

For the Six Months Ended June 30, 2005 and 2004

(Expressed in New Taiwan Thousand Dollars, Except Earnings Per Share)

	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004
Operating Revenues (Notes B, D20 & E)	$21,236,759	$19,186,296
Operating Costs (Notes D21 & E)	(15,875,604)	(16,693,712)
Gross Profit	5,361,155	2,492,584
Operating Expenses (Notes D21 & E)	(1,239,460)	(1,316,988)
General and administrative expenses	(1,239,460)	(1,316,988)
Operating Profit	4,121,695	1,175,596
Non-Operating Income		
Interest income (Note E)	49,151	31,631
Investment income accounted for under the equity method (Note D8)	3,246,511	4,014,212
Dividend income	10,055	8,595
Gain on disposal of property, plant and equipment (Notes B & E)	3,670	43,618
Gain on disposal of investments	80,186	72,046
Foreign exchange gain	217,042	88,747
Rent income (Note E)	29,133	20,692
Others	50,741	63,198
Total Non-Operating Income	3,686,489	4,342,739
Non-Operating Expenses		
Interest expense	(293,049)	(337,579)
Other investment loss	(7,746)	(60,469)
Loss on disposal of property, plant and equipment (Note B)	(7,498)	(3,545)
Financial expenses	(37,036)	(40,885)
Others	(8,447)	(36,093)
Total Non-Operating Expenses	(353,776)	(478,571)
Income before Income Tax	7,454,408	5,039,764
Income Tax Expense (Notes B & D22)	(1,291,389)	(426,533)
NET INCOME	$6,163,019	$4,613,231
Earnings Per Share (after retroactive adjustments) (in dollars) (Notes B & D23)		
Basic earnings per share		
Income before income tax	$2.77	$2.01
Net income	$2.29	$1.84
Diluted earnings per share		
Income before income tax	$2.61	$1.90
Net income	$2.16	$1.74

The accompanying notes are an integral part of the financial statements.

(Please refer to Diwan, Ernst & Young independent auditors' report dated August 19, 2005.)

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Six Months Ended June 30, 2005 and 2004

(Expressed in New Taiwan Thousand Dollars)

	Common Stock	Stock Dividends to be Distributed	Capital Surplus	Retained Earnings: Legal Reserve	Retained Earnings: Special Reserve	Retained Earnings: Unappropriated Retained Earnings	Unrealized Loss on Decline in Market Value of Long-Term Equity Investments	Cumulative Translation Adjustments	Net Loss not Recognized as Pension Cost	Deferred Credits	Total
anuary 1, 2004	$21,468,777	$-	$1,577,479	$3,651,650	$957,344	$9,606,098	$(11,948)	$3,150,328	$(156,126)	$43,481	$40,287,083
ition of 2003 earnings											
serve				360,477		(360,477)					-
vidends		1,288,127				(1,288,127)					-
'idends						(1,288,127)					(1,288,127)
for employees						(50,000)					(50,000)
neration to directors and supervisors						(22,100)					(22,100)
stock converted from convertible bonds	105		195								300
nts arising from long-term equity investments accounted for uity method											
ients due to conversion of convertible bonds			48,751								48,751
ients on capital surplus due to changes in percentage of shareholding			(15,901)								(15,901)
tion of changes in investees' capital surplus based on rcentage of shareholding			793								793
zed loss on decline in market value of long-term equity investments							11,948				11,948
tive translation adjustments								(182,762)			(182,762)
ients on deferred credits										(16,847)	(16,847)
on adjustments arising from investees' financial statements denominated n currencies								(96,134)			(96,134)
ot recognized as pension cost									18,734		18,734
ne for the six months ended June 30, 2004						4,613,231					4,613,231
une 30, 2004	$21,468,882	$1,288,127	$1,611,317	$4,012,127	$957,344	$11,210,498	$-	$2,871,432	$(137,392)	$26,634	$43,308,969
anuary 1, 2005	$24,259,425	$-	$4,030,933	$4,012,127	$957,344	$18,681,936	$-	$856,564	$(594,695)	$72,911	$52,276,545
ation of 2004 earnings											
serve				1,208,467		(1,208,467)					-
vidends		2,461,386				(2,461,386)					-
vidends						(4,922,772)					(4,922,772)
for employees						(80,000)					(80,000)
ration to directors and supervisors						(43,800)					(43,800)
stock converted from convertible bonds	354,435		601,589								956,024
nts arising from long-term equity investments accounted for uity method											
ients on capital surplus due to changes in percentage of shareholding			7,828								7,828
tion of changes in investees' capital surplus based on rcentage of shareholding			15								15
tive translation adjustments								(136,383)			(136,383)
ients on deferred credits										91,342	91,342
not recognized as pension cost									(1,186)		(1,186)
on adjustments arising from investees' financial statements denominated n currencies								(1,123,607)			(1,123,607)
on adjustments arising from foreign currency denominated long-term ents accounted for under cost method								(1,792)			(1,792)
ot recognized as pension cost									109,864		109,864
ne for the six months ended June 30, 2005						6,163,019					6,163,019
une 30, 2005	$24,613,860	$2,461,386	$4,640,365	$5,220,594	$957,344	$16,128,530	$-	$(405,218)	$(486,017)	$164,253	$53,295,097

The accompanying notes are an integral part of the financial statements.

(Please refer to Diwan, Ernst & Young independent auditors' report dated August 19, 2005.)

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION

STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2005 and 2004

(Expressed in New Taiwan Thousand Dollars)

	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004
Cash Flows from Operating Activities		
Net income	$6,163,019	$4,613,231
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	607,988	855,637
Amortization	31,174	31,553
Reclassification of depreciation of dock facilities to operating costs and others	93,138	91,799
Reclassification of amortization of deferred charges to others	36,729	39,382
Net loss / (gain) on disposal of property, plant and equipment	3,828	(40,073)
Excess of equity-accounted investment income over cash dividends	(2,602,406)	(3,796,681)
Realized income from capital reduction by investees	-	(3,968)
Realized loss on long-term investments	1,300	-
Gain on long-term bond investments	(12,581)	-
Gain on disposal of investments	(80,186)	(72,046)
Unrealized loss on decline in market value of short-term investments	6,446	60,469
Decrease in short-term investments held for trading purposes	3,320,981	3,810,650
Decrease / (increase) in notes and accounts receivable	260,605	(485,085)
(Increase) / decrease in other receivables	(1,084,359)	33,192
Increase in other financial assets - current	(406,839)	(315,995)
(Increase) / decrease in inventories	(129,892)	48,754
(Increase) / decrease in prepayments	(3,383)	15,762
Net decrease (increase) in agent accounts	2,438,745	(1,138,331)
Decrease in agency reciprocal accounts	190	826
Decrease in restricted assets	3,500	2
(Increase) / decrease in other current assets	(24,188)	12,299
(Decrease) / increase in notes and accounts payable	(1,588,425)	1,933,391
Increase / (decrease) in income tax payable	637,615	(56,233)
Increase in accrued expenses	468,928	692,728
Decrease in other payables	(28,431)	(18,596)
Decrease in other current liabilities	(163,539)	(5,664)
Net change in accrued pension liability	52,232	10,941
Net change in deferred income tax assets / liabilities	292,384	444,683
Net cash provided by operating activities	8,294,573	6,762,627
Cash Flows from Investing Activities		
Proceeds from capital reduction by investees	-	113,371
Increase in other financial assets - non-current	(1,513)	(136,339)
Acquisition of property, plant and equipment	(494,045)	(633,540)
Proceeds from disposal of property, plant and equipment	6,866	45,868
Decrease in refundable deposits	3,075	885
Increase in deferred charges	(40,846)	(41,194)
Decrease in long-term receivables	60,654	55,083
Net cash used in investing activities	(465,809)	(595,866)
Cash Flows from Financing Activities		
Decrease in short-term loans	(2,295,303)	(3,894,968)
Decrease in short-term bills payable	(2,099,091)	(1,549,559)
Increase in corporate bonds payable	1,858	4,003,740
Decrease) / increase in long-term loans	(1,882,667)	1,321,485
Decrease in restricted assets	-	339,482
Distribution of remuneration to directors and supervisors and bonus to employees	-	(61,757)
Net cash (used in) / provided by financing activities	(6,275,203)	158,423
Net Increase in Cash and Cash Equivalents	1,553,561	6,325,184
Cash and Cash Equivalents, Beginning of Period	4,171,007	2,623,647
Cash and Cash Equivalents, End of Period	$5,724,568	$8,948,831
Supplemental Information:		
Interest paid	$278,635	$360,481
Less: Interest capitalized	-	-
Interest paid, net of interest capitalized	$278,635	$360,481
Income tax paid	$361,390	$39,213
Financing Activities not Affecting Cash Flows:		
Long-term liabilities due within one year	$3,986,849	$5,205,993
Capitalization of retained earnings	$2,461,386	$1,288,127
Conversion of convertible bonds into common stock	$956,024	$300

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION
Notes to Financial Statements
June 30, 2005 and 2004
(Expressed in New Taiwan thousand dollars unless otherwise stated)

A. ORGANIZATION AND OPERATIONS

1. Established on September 25, 1968, Evergreen Marine Corporation (the "Company") is mainly engaged in domestic and international marine transportation, shipping agency services and distribution of containers.

2. The Company was approved by the Securities and Futures Commission (SFC), Ministry of Finance (MOF) (currently known as the Securities and Futures Bureau (SFB), Financial Supervisory Commission, Executive Yuan) to be a public company on November 2, 1982 and was further approved by the SFC to be a listed company on July 6, 1987. The Company's shares have been publicly traded on the Taiwan Stock Exchange since September 21, 1987. The Company had 1,390 and 1,130 employees as of June 30, 2005 and 2004, respectively.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared in conformity with the "Guidelines for Preparation of Financial Reports by Securities Issuers" and accounting principles generally accepted in the Republic of China on Taiwan. The significant accounting polices are summarized below.

1. Classification of current and non-current assets and liabilities

Current assets consist of cash and cash equivalents, short-term investments and other assets, which are expected to be converted into cash, sold, or consumed within one year from the balance sheet date. Current liabilities consist of payables, loans and other liabilities which, in the normal course of business, are to be paid back by current assets or other current liabilities within one year from the balance sheet date.

2. Accounting estimation

(1) In preparation of the financial statements, the Company make significant accounting estimation and assumptions in accordance with the generally accepted accounting principles. These estimation and assumptions would affect the amounts stated in the balance sheet on the balance sheet date, disclosure of contingent assets and liabilities, and the amounts of revenues and expenses for the accounting period. However, there might be differences between the actual result and estimation.

(2) Accrued expenses are recorded at the amounts stated in the original supporting documents. Foreign port charges without supporting documents are estimated as per past records and period-end sailing schedules. Differences between the expenses actually incurred in the following year and the estimated accrued expenses are credited or charged to operating costs or expenses in the following year.

3. **Cash and cash equivalents**

Cash and cash equivalents are cash, unrestricted bank deposits and other highly liquid investments.

4. **Short-term investments**

Short-term investments are initially stated at cost determined by the moving weighted-average method and restated at the lower of cost or market value method on the balance sheet date. The market value of listed equity securities is determined by the average closing prices in the last month of the accounting period. The market values for foreign stocks and domestic open-end mutual funds are determined by their closing prices and the net worth per share on the balance sheet date, respectively. Any loss on declines in market value is recorded as current non-operating loss. The loss on the decline in market value or gain on the market price recovery is recorded as current non-operating loss or income. Stock dividends received are accounted for as an increase in the number of shares held rather than investment income, and the average cost per share is recomputed accordingly on a weighted-average basis.

5. **Allowance for doubtful accounts**

The allowance for doubtful accounts is provided based on the collectibility and aging analysis of notes and accounts receivable and other receivables.

6. **Other financial assets**

Other financial assets are the financial assets other than cash and cash equivalents, short-term investments, notes and accounts receivable, long-term equity and bond investments, restricted bank deposits, and refundable deposits.

7. **Inventories**

Fuel inventories are physically measured by the crew of each ship and reported back to the Head Office through telegraph for recording purpose at year-end. Valuation of inventories is based on the exchange rate prevailing at the end of the fiscal year.

8. **Long-term equity investments**

(1) Long-term equity investments are stated at historical cost and revalued at the end of the fiscal year. For the investee companies in which the Company holds less than 20% of the voting shares or over which the Company cannot exercise significant influence, the lower of cost or market value method is applied if the investees are listed companies. The unrealized loss resulting from the decline in market value of such investments is charged to stockholders' equity. If the investees are non-listed companies, the cost method is applied. When the loss in investment value is permanent and the possibility of a recovery in value is remote, the book value is adjusted and an investment loss is recognized accordingly.

(2) The equity method is applied where the Company holds more than 20% of the voting shares or can exercise significant influence over the investees. The difference between the investment cost and the stocks' net worth is amortized over five years on a straight-line basis. Unrealized gains (losses) arising from the transactions between the Company and its investees and the inter-investee transactions are eliminated. For the investee companies in which the Company holds more than 50% of the voting shares, the equity method is applied and the accounts of those investess are required to be consolidated into those of the Company.

(3) Foreign currency denominated financial statements of overseas subsidiaries and investees are translated into New Taiwan dollars in accordance with the Statement of Financial Accounting Standards (SFAS) No. 14, "Accounting for Foreign Currency Transactions and Translation of Foreign Financial Statements". The translation differences are recorded as "cumulative translation adjustments" under stockholders' equity.

(4) The consolidated financial statements of the Company and its subsidiaries are prepared in accordance with the SFAS No. 7, "Consolidated Financial Statements". The investees in which the Company directly or indirectly holds more than 50% of the voting shares, and the investees in which the Company directly or indirectly holds less than 50% of the voting shares but has substantial controlling power are required to be included in the consolidated financial statements.

9. Property, plant and equipment

(1) Property, plant and equipment are stated at cost plus capitalized interest and less accumulated depreciation and impairment. Expenditures incurred on major improvements or renewals that will increase the efficiency or prolong the useful lives of the assets are capitalized. Other expenditures related to regular maintenance and repairs are expensed as incurred. Gains or losses on disposal of property, plant and equipment are credited or charged to non-operating income in the year of disposal.

(2) Depreciation is calculated on a straight-line basis according to the respective assets' useful lives regulated by the Authority plus one year for salvage value.

(3) For ships and equipment that are still in use after expiration of their useful life, depreciation is provided based on the original method and the reassessed useful life and salvage value. For other assets that are still in use after expiration of their useful life, depreciation is provided based on the original method to the extent that the salvage value falls below $3,000. Where impairment loss is recognized, property, plant and equipment shall be depreciated over their remaining useful life based on their carrying value adjusted for the impairment loss.

10. Asset impairment

Pursuant to SFAS No. 35, the Company assesses indicators for impairment for all its assets within the scope of SFAS No. 35 on each balance sheet date. If impairment indicators exist, the Company shall then compare the carrying amount with the recoverable amount of the assets or the cash-generating unit ("CGU") and write down the carrying amount to the recoverable amount where applicable. Recoverable amount is defined as the higher of fair values less costs to sell and the values in use.

For previously recognized losses, the Company shall assess, on each balance sheet date, whether there is any indication that the impairment loss may no longer exist or may have decreased. If there is any such indication, the Company is required to recalculate the recoverable amount of the asset. If the recoverable amount increases as a result of the increase in the estimated service potential of the assets, the Company shall reverse the impairment loss to the extent that the carrying amount after the reversal would not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the assets in prior years. Impairment loss (reversal) is classified as non-operating losses/(income).

11. **Deferred charges**

Deferred charges refer to the expenses incurred on the use of container yards, issuance of corporate bonds, computer software and cable installation. The charges are amortized on a straight-line basis over seven years for the use of container yards and the issuing period for corporate bond issuance with the rest being amortized over 2-3 years.

12. **Convertible bonds**

(1) The difference between the issue price and face value of convertible corporate bonds is accounted for as premium or discount which is required to be amortized over the period from the date of issuance to maturity date in accordance with the interest method. Premium or discount on convertible corporate bonds with redemption options is required to be amortized over the period from the date of issuance to the expiry date of the redemption right. The excess of the redemption price over the face value of the convertible bonds is recognized as liability on interest compensation under the interest method during the period from the date of issuance to the expiry date of the redemption right.

(2) Conversion of convertible bonds is accounted for by the book value method. The unamortized premium or discount, issuance cost, accrued interest payable, interest payable by the bondholders, liability on interest compensation and the face value of the bonds are netted on the date of conversion, and the resulting net amount is reversed accordingly. The excess of the net amount over the par value of the converted stock is recorded as capital surplus.

(3) Where the bondholders do not exercise the redemption option before it expires, the interest compensation is amortized according to the interest method over the period from the date following the expiry date of the redemption option to the maturity date of the bonds. Where the market price of the stocks that can be converted from the convertible bonds on the expiry date of the redemption option exceeds the redemption price, the interest compensation recognized is reclassified to capital surplus.

13. **Long-term liabilities**

The liabilities that expire within twelve months from the balance sheet date are recorded as long-term liabilities when the following conditions are met:

(1) The original contract period exceeds twelve months;
(2) The Company intends to do a long-term refinancing; and
(3) The liabilities are refinanced or rolled over before the financial statements are issued.

14. **Pensions**

(1) The Company's pension plan applies to all permanent employees. For the first fifteen years of service, two points are rewarded for each year of service. For service period exceeding 15 years, one point is rewarded for each additional year of service with a maximum of 45 points allowed. Pensions paid upon retirement are based on the service period and the average monthly salary of the six months prior to the approval of retirement. The Company's staff retirement and relief scheme has been revised several times and was approved by the Taipei City Government. The main purpose of the revision is to allow the employees transferred to related companies to apply for pensions as retired employees.

(2) Pursuant to the letter (91) Fu-Lao-2-Tze 09132271100 issued by the Taipei City Government on May 22, 2002 and the letter (91) Cai-Pei-Kuo-Shui-Shen-1-Tze 091003376 issued by the National Tax Administration (NTA) of Taipei on May 31, 2002, the Company revised the contribution rate for pension fund from 10.76% of the total monthly salary to 8.25% starting from March 2002. Pursuant to the letter (92) Bei-Shi-Lao-2-Tze 09232103200 issued by the Taipei City Government and the letter (92) Cai-Pei-Kuo-Shui-Shen-1-Tze 0920046375 issued by the NTA of Taipei on May 13, 2003, the contribution rate for pension fund was revised again from 8.25% of the total monthly salary to 9.6% starting from April 2003. The pension fund is deposited with the Central Trust of China in an exclusive account.

(3) In accordance with the SFAS No. 18, "Accounting for Pensions", the Company has recognized pension costs based on the actuarial report since 1995. Additionally, in accordance with the SFAS No. 23, "Presentation and Disclosure of Interim Reporting", disclosure of the pension information is not required for interim financial reporting.

(4) The Labor Pension Act ("the Act"), which adopts a defined contribution scheme, takes effect from July 1, 2005. In accordance with the Act, employees of the Company may elect to be subject to either the Act, and maintain their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standards Law. For employees subject to the Act, the Company shall make monthly contributions to the employees' individual pension accounts on a basis no less than 6% of the employees' monthly wages.

15. Revenue recognition

Recognition of revenues is accounted for in accordance with the SFAS No. 32, "Accounting for Revenue Recognition".

16. Income taxes

(1) Projected income tax is estimated based on the expected taxable income for the current year. Difference between the estimated tax and the actual tax paid is recorded as an adjustment to income tax expense for the current year. An additional 10% tax is levied on unappropriated retained earnings, which is recorded as income tax expense for the year when the tax is levied.

(2) Inter-period and intra-period income taxes are allocated in accordance with the SFAS No. 22, "Accounting for Income Taxes". Income tax effects arising from taxable temporary differences are recognized as deferred income tax liabilities. Income tax effects arising from deductible temporary differences, loss carryforwards and income tax credits are recognized as deferred income tax assets and a valuation allowance is provided based on the expected realizability of the deferred income tax assets.

(3) Income tax credits are accounted for in accordance with the SFAS No. 12, "Accounting for Income Tax Credits" and are recognized in the year when the related expenditures are incurred.

17. **Basic (diluted) earnings per share**

Basic earnings per share are calculated based on the net income (loss) attributed to common stockholders and the weighted-average number of common shares outstanding during the period. Any capital increase (reduction) through cash injection (withdrawal), treasury stock transactions or other factors that would cause a change in the number of outstanding shares are incorporated in the calculation on a weighted-average basis according to the circulation period. Adjustments are made retroactively to the weighted-average number of outstanding shares if there is any increase (decrease) in the number of outstanding shares which does not result in changes in the stockholders' percentage of equity interest. Where the effective dates of the above-mentioned events fall between the balance sheet date and the issue date of the financial statements, retroactive adjustments are also required. For the purpose of calculating diluted earnings per share, it is assumed that the convertible bonds are converted into the common stock on the date of issuance of the bonds, and the weighted-average number of outstanding shares is adjusted for the dilutive effects of the convertible bonds.

18. **Foreign currency transactions**

(1) The Company maintains its books of accounts in New Taiwan dollars. Transactions denominated in foreign currencies are converted into New Taiwan dollars at the exchange rate prevailing on the transaction date. In accordance with the SFAS No. 14, "Accounting for Foreign Currency Transactions and Translation of Foreign Financial Statements", foreign currency denominated receivables and payables are adjusted on the balance sheet date based on the spot exchange rate on that date. The unrealized foreign exchange gain (loss) due to the adjustment as well as the realized foreign exchange gain (loss) due to the exchange rate fluctuation when the foreign currency denominated receivables or payables are collected or paid off is credited or charged to non-operating income.

(2) The long-term investments accounted for under the cost method are translated into New Taiwan dollars on the balance sheet date at the spot exchange rate on that date. If the translated amount of the long-term investments is less than their initial cost, their carrying amount is written down to the translated amount, and the difference between the translated amount and the initial cost is recorded as "cumulative translation adjustment" under stockholders' equity. If the translated amount exceeds the initial cost, the carrying amount of the long-term investments is maintained at their initial cost.

19. **Derivative financial instruments**

Disclosure of derivative financial instruments is accounted for in accordance with the SFAS No. 27, "Disclosure of Financial Instruments". The derivative financial instruments undertaken by the Company and the related accounting policies are summarized below.

(1) Options

Premiums received for options written are recorded as a liability, whereas those paid for options bought are recorded as an asset. When the options are exercised, the premiums are reversed, and the gains or losses arising from the exercise of the option contracts are credited or charged to current income. The options that are outstanding or remain unexercised on the balance sheet date are revalued based on their market prices on that date, and the resulting gains or losses are credited or charged to current income.

(2) Interest rate swaps

Interest rate swaps undertaken for risk hedging purposes are recorded in the memorandum account on the contract date. The interest received or paid upon each settlement, or accrued on the balance sheet date, is recorded as an adjustment to current interest income or expense.

(3) Cross currency swaps

Cross currency swap contracts are undertaken for the Company's borrowings denominated in foreign currencies. The difference between the interest received or paid upon each settlement is recorded as an adjustment to foreign exchange gain or loss.

(4) Forward exchange contracts

Forward exchange contracts undertaken to hedge the exchange rate risk arising from foreign currency denominated receivables and payables are recorded at the spot rate on the contract date, and the difference between the spot rate and the contract rate is amortized over the contract period. On the balance sheet date, the contracts are restated based on the spot rate prevailing on that date, and the resulting exchange difference is credited or charged to current foreign exchange gain. The exchange differences arising from the settlement of the contracts are also credited or charged to current foreign exchange gain. For the forward exchange contracts utilized to hedge exchange rate risk arising from foreign operating branches' net investments, the exchange difference is recorded as cumulative translation adjustment under stockholders' equity.

(5) Oil swaps

Oil swap contracts are undertaken to hedge the fluctuations in oil prices. The amount received or paid on the settlement date is credited or charged to current fuel expense.

C. CHANGES IN ACCOUNTING PRINCIPLES

Effective from January 1, 2005, the Company adopted the SFAS No. 35, "Accounting for Asset Impairment" to account for the impairment of its assets. Under the SFAS No. 35, retroactive adjustments are not required for the asset impairment occurring prior to January 1, 2005. Such a change in the accounting principle has no effect on the Company's net income and earnings per share for the six months ended June 30, 2005.

D. DETAILS OF SIGNIFICANT ACCOUNTS

1. Cash and cash equivalents

	June 30, 2005	June 30, 2004
Cash	$36,005	$35,937
Demand deposits	168,730	5,286,494
Checking account deposits	38,262	183,834
Foreign currency deposits	1,519,199	999,120
Time deposits (New Taiwan dollars)	345,500	18,000
Time deposits (foreign currencies)	2,882,234	2,384,546
Cash equivalents - negotiable certificates of deposit	733,000	-
Add: Unrealized foreign exchange gain	1,638	40,900
Total	$5,724,568	$8,948,831

The interest rates on the above time deposits for the six months ended June 30, 2005 and 2004 ranged from 0.80% to 3.38%, and 0.98% to 1.96%, respectively. The interest rates on the negotiable certificates of deposit for the six months ended June 30, 2005 ranged from 1.15% to 1.20%.

2. **Short-term investments**

	June 30, 2005	June 30, 2004
Equity securities	$302,707	$317,641
Notes and bills	-	67,117
Mutual funds	10,660,992	1,246,928
Government bonds	40,944	61,416
Corporate bonds	53,948	3,948
Bonds purchased under resell agreements	2,712,871	-
Subtotal	13,771,462	1,697,050
Less: Allowance for loss on decline in market value	(27,906)	(85,547)
Short-term investments, net	$13,743,556	$1,611,503

As of June 30, 2005, no short-term investments were pledged. As of June 30, 2004, certain short-term investments were pledged as collaterals for the sixth secured corporate bonds due within one year. Please refer to Note F for details.

3. **Accounts receivable**

	June 30, 2005	June 30, 2004
Non-related parties	$2,776,315	$3,167,235
Add: Unrealized foreign exchange gain	31,824	22,722
Less: Allowance for doubtful accounts	(1,577)	(1,577)
Subtotal	2,806,562	3,188,380
Related parties	364,568	236,894
Less: Unrealized foreign exchange loss	-	(407)
Subtotal	364,568	236,487
Accounts receivable, net	$3,171,130	$3,424,867

4. **Other receivables**

	June 30, 2005	June 30, 2004
Non-related parties		
Accrued income	$8,391	$11,202
Tax refund receivable	39,007	61,342
Receivables from investments sold	325,403	-
Current portion of long-term installment receivables	58,099	61,941
Others	291,915	197,560
Less: Unrealized foreign exchange loss	-	(2)
Subtotal	722,815	332,043
Related parties		
Dividends receivable	633,105	212,031
Others	10,073	110,897
Add: Unrealized foreign exchange gain	-	899
Subtotal	643,178	323,827
Total	$1,365,993	$655,870

Please refer to Note D10 for details of the current portion of long-term installment receivables.

5. Other financial assets - current

	June 30, 2005	June 30, 2004
Equity-linked notes	$477,058	$318,115
Less: Allowance for loss on decline in market value	(9,161)	(2,120)
Other financial assets – current, net	$467,897	$315,995

As of June 30, 2005 and 2004, none of the above financial assets was pledged as collateral.

6. Inventories

	June 30, 2005	June 30, 2004
Fuel	$569,141	$387,449

7. Other current assets

	June 30, 2005	June 30, 2004
Agency accounts	$2,484,544	$5,141,178
Agency reciprocal accounts	24,580	23,193
Temporary debits	65,921	39,060
Total	$2,575,045	$5,203,431

(1) Agency accounts

The Company has entered into agreements with foreign agents to deal with the port formalities related to foreign ports such as arrival and departure of ships, cargo loading, discharging and forwarding, collection of freight and payment of expenses incurred with foreign ports. The above transactions are booked in the agency accounts.

(2) Agency reciprocal accounts

The Company has been appointed by Evergreen International S.A., Greencompass Marine S.A., Lloyd Triestino Di Navigazione S.P.A. and Hatsu Marine Limited as their agent to pay the petty cash required by their vessels, crew salaries and insurance premiums in Taiwan. The above transactions are booked in the agency reciprocal accounts.

8. Long-term investments

	June 30, 2005	June 30, 2004
Long-term equity investments	$55,669,382	$51,667,042
Long-term bond investments	12,035	-
Other long-term investments	312	312
Other financial assets - non-current	135,596	136,339
Total	$55,817,325	$51,803,693

(1) Long-term equity investments

	June 30, 2005		June 30, 2004	
	Amount	Ownership (%)	Amount	Ownership (%)
Equity method				
Peony Investment S.A.	$36,468,279	100.00	$31,805,867	100.00
Taiwan Terminal Services Co., Ltd.	72,556	55.00	75,883	55.00
Charng Yang Development Co., Ltd.	387,498	40.00	358,922	40.00
Evergreen International Storage and Transport Corporation	7,125,816	39.74	7,155,901	39.74
Evergreen Security Corporation	38,423	31.25	35,605	31.25
EVA Airways Corporation	8,777,225	20.43	9,150,978	22.65
Taipei Port Container Terminal Corporation	154,050	20.00	154,664	20.00
Toplogis Technology Corporation	5,917	25.00	-	-
Subtotal	53,029,764		48,737,820	
Cost method				
Dongbu Pusan Container Terminal Co., Ltd.	$-	-	$40,041	15.00
Power World Fund Inc.	50,000	5.68	50,000	5.68
Fubon Securities Finance Co., Ltd.	190,322	4.93	190,322	4.93
Taiwan High Speed Rail Corporation	1,250,000	2.53	1,250,000	2.53
Linden Technologies, Inc.	15,372	2.53	15,372	2.53
Taiwan Fixed Network Co., Ltd.	700,000	1.08	1,000,000	1.08
Well Long Information Co., Ltd.	-	-	1,300	0.14
Subtotal	$2,205,694		2,547,035	
Lower of cost or market value method				
Central Reinsurance Corp.	426,581	8.73	374,844	8.98
Fubon Financial Holding Co., Ltd.	7,343	0.03	7,343	0.03
Less: Allowance for loss on decline in market value	-	-	-	-
Subtotal	433,924		382,187	
Total	$55,669,382		$51,667,042	

(a) The investment income recognized for the above investees accounted for under the equity method was based on their financial statements audited by independent auditors for the corresponding periods. For the six months ended June 30, 2005 and 2004, the investment income recognized for these investees amounted to $3,246,511 thousand and $4,014,212 thousand, respectively.

(b) On June 5, 2003, the Company's Board of Directors resolved to purchase the domestic unsecured convertible bonds issued by EVA Airways Corporation, totaling $500 million (face value). As the Company intended to hold the investment in the above convertible bonds for long-term purposes, they were recorded under long-term bond investments. In March 2004, the Company converted all the convertible bonds into 46,382 thousand shares of EVA Airways' common stock at $10.78 per share. As a result of the conversion, the Company's percentage of equity interest in EVA Airways increased and the investment in the above convertible bonds was reclassified to long-term equity investments, resulting in an increase of $48,751 thousand in capital surplus. In addition, EVA Airways increased its capital through cash injection in September 2004. As a stockholder of EVA Airways, the Company was entitled to a subscription of 39,608 thousand new shares. However, the Company waived its subscription right. Hence, its percentage of equity interest in EVA Airways decreased, resulting in a decrease of $116,351 thousand in capital surplus.

(c) During the six-month period ended June 30, 2005, the market value of the investment in Well Long Information Co., Ltd., an investee accounted for under the cost method, declined. The Company assessed that the investment cost could not be recovered. As a result, a realized investment loss of $1,300 thousand was recognized based on the carrying value and was recorded under non-operating expenses - other investment loss.

(d) In February 2004, Fubon Securities Finance Co., Ltd., an investee accounted for under the cost method, reduced its capital. The conversion rate on the capital reduction was 634.921 shares for every 1,000 old shares held, and the amount returned to the stockholders was $10 (par value) per share. As a result of the capital reduction, the proceeds received by the Company based on its proportionate equity interest in Fubon Securities were $113,371 thousand, and the carrying amount of the Company's investment in Fubon Securities was written down by $109,403 thousand. Accordingly, $3,968 thousand of income was generated, which was recorded under "non-operating income - others".

(e) In August 2004, Taiwan Fixed Network Co., Ltd., an investee accounted for under the cost method, reduced its capital. The conversion rate on the capital reduction was 700 shares for every 1000 old shares held, and the amount returned to the stockholders was $10 (par value) per share. As a result of the capital reduction, the proceeds received by the Company based on its proportionate equity interest in Taiwan Fixed Network were $300 million, and the carrying amount of the Company's investment in Taiwan Fixed Network was written down by $300 million. Hence, no income (loss) was generated.

(f) The Company previously pledged 300,000 shares of Dongbu Pusan Container Terminal Co., Ltd. (DPCT), an investee accounted for under the cost method, as collaterals for DPCT's borrowings. In June 2004, the Company's Board of Directors resolved to sell these 300,000 shares of DPCT to its related company, Peony Investment S.A., at book value. Please refer to Notes E and F for details.

(g) As the Company directly holds more than 50% of the voting shares of Peony Investment S.A. and Taiwan Terminal Services Co., Ltd., these two investees were included in the consolidated financial statements of the Company and its subsidiaries as of and for the six months ended June 30, 2005.

(2) Long-term bond investments

Item	Period	Coupon Rate	June 30, 2005	June 30, 2004
Convertible bonds – Tuntex (Thailand) Public Company Limited	Mar 10, 2005 – Mar 10, 2013	0%	$12,581	$-
Less: Cumulative translation adjustments			(546)	-
Total			$12,035	$-

In 1997, the Company purchased US$180 thousand of the convertible bonds issued by Tuntex (Thailand) Public Company Limited. As Tuntex encountered financial difficulties, it defaulted at maturity of the bonds. Accordingly, the Company fully recognized the losses on the bonds in 2001. Tuntex subsequently filed an application to the court for corporate restructuring and reached a consensus with the creditors to reissue the above-mentioned bonds. The convertible bonds allocated to the Company were recorded at their face value of THB15,737 thousand (NT$12,581 thousand), and the Company recognized $12,581 thousand income under "non-operating income - others" for the three months ended March 31, 2005.

(3) Other long-term investments

	June 30, 2005	June 30, 2004
Marshal Golf Country Club – membership fee and service charges	$312	$312

(4) Other financial assets – non-current

	Maturity Date	June 30, 2005	June 30, 2004
Taishin International Bank - structured time deposits	Sep 12, 2013	$34,175	$34,175
Banca Del Gottardo - inverse floating-rate bills	Sep 24, 2013	68,410	68,410
Banca Del Gottardo - money market fund	No fixed maturity date	43,668	33,754
Subtotal		146,253	136,339
Less: Cumulative translation adjustments		(10,657)	-
Total		$135,596	$136,339

None of the above financial assets has been pledged as collateral. The interest rates ranged from 2.58% to 3.40% and 0.50% to 12.00% during the six-month period ended June 30, 2005 and 2004, respectively.

9. Property, plant and equipment

	June 30, 2005		
	Cost	Accumulated Depreciation	Balance
Land	$1,998,859	$-	$1,998,859
Buildings	1,360,344	337,593	1,022,751
Loading/discharging equipment	3,257,232	2,437,652	819,580
Computer equipment	107,663	49,728	57,935
Transportation equipment	17,086,360	13,921,079	3,165,281
Ships and equipment	9,877,935	9,557,922	320,013
Dock facilities	661,844	-	661,844
Office equipment	216,411	145,326	71,085
Subtotal	34,566,648	26,449,300	8,117,348
Prepayments for equipment	281,230	-	281,230
Total	$34,847,878	$26,449,300	$8,398,578

	June 30, 2004		
	Cost	Accumulated Depreciation	Balance
Land	$1,998,859	$-	$1,998,859
Buildings	1,355,960	310,757	1,045,203
Loading/discharging equipment	3,078,645	2,061,288	1,017,357
Computer equipment	154,359	87,385	66,974
Transportation equipment	17,741,877	13,154,322	4,587,555
Ships and equipment	9,877,935	9,237,908	640,027
Dock facilities	820,836	-	820,836
Office equipment	197,492	142,943	54,549
Subtotal	35,225,963	24,994,603	10,231,360
Prepayments for equipment	19,506	-	19,506
Total	$35,245,469	$24,994,603	$10,250,866

(1) Please refer to Note E for details of the transactions on property, plant and equipment with related parties and Note F for details of the assets pledged as collaterals.

(2) All the aforementioned ships and equipment have been insured based on the market value of each vessel or the requirement of the creditor banks. As of June 30, 2005 and 2004, the insurance coverage amounted to US$57,500 thousand and US$71,000 thousand, respectively. In addition, the ships were covered by the protection and indemnity insurance with GARD. The indemnity amount was unlimited except for oil pollution which was limited to US$8 billion for the six months ended June 30, 2005 and 2004.

(3) The Company's loading/discharging equipment has been covered by the general insurance for construction machinery with insurance coverage amounting to $1,238,667 thousand and $1,370,174 thousand as of June 30, 2005 and 2004, respectively. The fire insurance coverage for office equipment was $1,438,964 thousand and $1,052,373 thousand as of June 30, 2005 and 2004, respectively. Container facilities were insured with full coverage amounting to US$489,093 thousand and US$381,415 thousand as of June 30, 2005 and 2004, respectively.

(4) The Company entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Pier No. 116 of Kaohsiung Harbor. The Company is entitled to use the pier free of charge for 16 years commencing from the date of completion. At expiration of the 16-year period, the Company is obliged to return the pier to the Bureau but has the priority to lease the pier. The construction project was reclassified to dock facilities upon its completion on January 1, 1992, and is amortized on a straight-line basis over 16 years with the amortization charged to loading/discharging expenses.

(5) The Company entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Piers No. 79~81 of Kaohsiung Harbor. The Company is entitled to use the piers free of charge for 10 years commencing from the date of completion. At expiration of the 10-year period, the Company is obliged to return the piers to the Bureau but has the priority to lease the piers. The construction project was reclassified to dock facilities upon its completion in the beginning of 2000, and is amortized on a straight-line basis over 10 years with the amortization charged to loading/discharging expenses.

10. Long-term installment receivables

	June 30, 2005	June 30, 2004
Receivables from sales of vessels	$488,794	$573,723
Less: Unrealized foreign exchange loss	(42,270)	(15,085)
Total	446,524	558,638
Less: Current portion	(58,099)	(61,941)
Long-term installment receivables, net	$388,425	$496,697

(1) The above installment receivables derived from the four vessels, GLEE, GLOW, GRUP and GALT sold in 2001 and 2002 with a total price of US$54,648 thousand. The interest charged on the receivables is LIBOR (London InterBank Offered Rate) plus 1.5%. As of June 30, 2005 and 2004, the accrued amount of the receivables was US$14,127 thousand and US$16,578 thousand, respectively.

(2) As of June 30, 2005, details of the above long-term installment receivables that were to be collected in the following years were as follows (expressed in thousand dollars):

Expiration	Amount
Within 1 year	USD 1,838
1~2 years	2,451
2~3 years	8,124
3~4 years	1,143
4~5 years	571
Total	USD 14,127

11. Short-term loans

Item	June 30, 2005 Interest Rate (%)	June 30, 2005 Amount	June 30, 2004 Interest Rate (%)	June 30, 2004 Amount
New Taiwan dollars	1.35	$500,000	1.30~1.35	$120,000
Foreign currencies	-	-	1.924	49,410
Add: Unrealized foreign exchange loss	-	-		1,136
Total		$500,000		$170,546

As the above short-term loans were all credit loans, none of them was secured with collaterals.

12. Short-term bills payable

June 30, 2005: None.

	June 30, 2004 Guarantor	Period	Amount
Commercial paper	Taiwan Bills Finance Corp.	06.17.04 - 07.09.04	$20,000
Less: Unamortized discount			(4)
Net			$19,996

No collateral was pledged for the issuance of the above commercial paper. The interest rate for the six-month period ended June 30, 2005 was 1.25%.

13. Accrued expenses

	June 30, 2005	June 30, 2004
Accrued expenses	$293,464	$266,550
Estimated accrued expenses	3,545,657	3,158,186
Add: Unrealized foreign exchange (gain) / loss	(10,317)	18,373
Total	$3,828,804	$3,443,109

The estimated accrued expenses represent the estimation of the expenses to be incurred with the foreign agents and on the agency services rendered by the Company to the foreign marine transportation companies. The estimated accrued expenses as of December 31, 2004 were $3,241,837 thousand of which $2,488,959 thousand was reversed as of June 30, 2005, constituting 76.78% of the estimated amount. The estimated accrued expenses as of December 31, 2003 were $2,498,088 thousand of which $2,367,234 thousand was reversed as of June 30, 2004, constituting 94.76% of the estimated amount.

14. Long-term liabilities due within one year

	June 30, 2005	June 30, 2004
Corporate bonds payable	$1,500,000	$2,500,000
Long-term bank loans	2,486,849	2,705,993
Total	$3,986,849	$5,205,993

15. Corporate bonds payable

	June 30, 2005	June 30, 2004
Sixth secured corporate bonds	$-	$2,500,000
Seventh secured corporate bonds	1,500,000	1,500,000
Eighth secured corporate bonds	1,500,000	1,500,000
Ninth secured corporate bonds	1,000,000	1,000,000
Tenth secured corporate bonds	1,500,000	1,500,000
Eleventh secured corporate bonds	1,500,000	1,500,000
First unsecured convertible bonds	1,634,400	3,999,700
Second unsecured convertible bonds	1,864,300	-
Add: Accrued interest compensation	4,797	3,740
Subtotal	10,503,497	13,503,440
Less: Current portion	(1,500,000)	(2,500,000)
Corporate bonds payable, net	$9,003,497	$11,003,440

(1) Please refer to Schedules 1 ~ 4 for details of the terms on the above corporate bonds.

(2) On January 12, 2004, the Company issued its first unsecured domestic convertible bonds (hereinafter referred to as the "Bonds") at face value, totaling $4 billion. The major terms on the issuance are set forth below.

(1) Period: 5 years (January 12, 2004 to January 11, 2009).

(2) Coupon rate: 0% per annum.

(3) Principal repayment and interest payment

Unless the Bonds are redeemed, repurchased, resold, converted or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Bonds is to be repaid in lump sum by cash at maturity based on the face value of the Bonds.

(4) Collaterals

The Bonds are unsecured. However, if the Company subsequently issues other convertible bonds secured with collaterals, the rights of the holders of the Bonds to claim their credits and the collaterals are set at the same rank as the holders of the convertible bonds issued subsequently.

(5) Redemption at the Company's option

a. During the period from 3 months after the Bonds are issued to 40 days before the maturity of the Bonds, if the closing price of the Company's common stock at the Taiwan Stock Exchange is equal to 50% or above of the conversion price in effect for a period of 30 consecutive trading days, the Company may redeem 100% of the outstanding bonds in cash at the redemption price calculated based on the agreed yield rate on redemption within 30 trading days following the above-mentioned 30 consecutive trading days. The yield rate on redemption is 0.20% per annum during the period from 3 months to 3 years after the Bonds are issued. During the period from 3 years after the Bonds are issued to 40 days before the maturity of the Bonds, the Bonds are redeemable at their face value.

b. During the period from 3 months after the Bonds are issued to 40 days before the maturity of the Bonds, if the total amount of the Bonds outstanding after the conversion by the bondholders is less than $400 million (10% of the total issued amount), the Company may redeem the outstanding bonds in cash in accordance with the terms stated in Paragraph a. above.

c. When the Company issues its redemption notice, if the bondholders do not reply before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the conversion price in effect at the expiration of the notice period.

(6) Redemption at the bondholders' option

During the 30 days before the Bonds are issued for 3 years, the bondholders may require the Company to redeem their bonds in cash at the face value plus interest compensation (i.e. 100.60% of the face value with a yield rate of 0.20% per annum).

(7) Terms on conversion

a. Conversion period

The bondholders may convert the Bonds into the Company's common stock during the period from 3 months after the Bonds are issued to 10 days before the maturity of the Bonds.

The bondholders are prohibited from exercising their conversion right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

b. Conversion price

The conversion price is the lower of the three average closing prices of the Company's common stock during the 10, 15 and 20 trading days before October 3, 2003 multiplied by 115%. If any cash or stock dividends are distributed before October 3, 2003, the closing price used in the computation of the conversion price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the conversion price is set to the date on which the Bonds are converted, the conversion price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The conversion price at the issuance of the Bonds was set at $28.60. On June 30, 2005, the adjusted conversion price was $24.07.

(8) Others

a. Entitlement to cash dividends

The bondholders who request to convert the Bonds on a date which is more than 3 trading days before the announcement of cash dividends are entitled to the cash dividends resolved by the stockholders in the current year.

The bondholders who request to convert the Bonds 3 trading days before the announcement of cash dividends or later are not entitled to the cash dividends resolved by the stockholders in the current year, but are entitled to the cash dividends resolved by the stockholders in the following year.

b. The affiliated companies of the Company may subscribe the Bonds, but do not have the right to convert the Bonds into the Company's common stock.

(3) On September 6, 2004, the Company issued its second unsecured domestic convertible bonds (hereinafter referred to as the "Second Bonds") at face value, totaling $4.5 billion. The major terms on the issuance are set forth below.

(a) Period: 5 years (September 6, 2004 to September 5, 2009).

(b) Coupon rate: 0% per annum.

(c) Principal repayment and interest payment

Unless the Second Bonds are redeemed, repurchased, resold, converted or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Second Bonds is to be repaid in lump sum by cash at maturity based on the face value of the Second Bonds.

(d) Collaterals

The Second Bonds are unsecured. However, if the Company subsequently issues other convertible bonds secured with collaterals, the rights of the holders of the Second Bonds to claim their credits and the collaterals are set at the same rank as the holders of the convertible bonds issued subsequently.

(e) Redemption at the Company's option

a. During the period from 3 months after the Second Bonds are issued to 40 days before the maturity of the Second Bonds, if the closing price of the Company's common stock at the Taiwan Stock Exchange is equal to 50% or above of the conversion price in effect for a period of 30 consecutive trading days, the Company may redeem the outstanding bonds in cash at the face value of the Second Bonds within 30 trading days following the above-mentioned 30 consecutive trading days.

b. During the period from 3 months after the Second Bonds are issued to 40 days before the maturity of the Second Bonds, if the total amount of the Second Bonds outstanding after the conversion by the bondholders is less than $450 million (10% of the total issued amount), the Company may redeem the outstanding bonds at their face value any time during the 40 days before the maturity of the Second Bonds.

c. When the Company issues its redemption notice, if the bondholders do not reply before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the conversion price in effect at the expiration of the notice period.

(f) Redemption at the bondholders' option

During the 30 days before the Second Bonds are issued for 3.5 years, the bondholders may require the Company to redeem their bonds in cash at the face value.

(g) Terms on conversion

a. Conversion period

The bondholders may convert the Second Bonds into the Company's common stock during the period from 1 month after the Second Bonds are issued to 10 days before the maturity of the second Bonds.

The bondholders are prohibited from exercising their conversion right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

b. Conversion price

The conversion price can be any of the three average closing prices of the Company's common stock during the 1, 3 and 5 trading days before August 24, 2004 multiplied by 103%. If any cash or stock dividends are distributed before August 24, 2004, the closing price used in the computation of the conversion price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the conversion price is set to the date on which the Second Bonds are converted, the conversion price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The conversion price at the issuance of the Second Bonds was set at $28.50. On June 30, 2005, the adjusted conversion price was $23.99.

(h) Entitlement to cash dividends

The bondholders who request to convert the Second Bonds during the period from January 1 of the current year to any date which is more than 3 trading days before the announcement of cash or stock dividends are entitled to the cash or stock dividends resolved by the stockholders in the current year. Conversion of the Second Bonds is prohibited during the period from 3 trading days before the announcement of cash or stock dividends to the ex-dividend date.

The bondholders who request to convert the Second Bonds during the period from the date following the ex-dividend date to December 31 of the current year are not entitled to the cash or stock dividends resolved by the stockholders in the current year, but are entitled to the cash or stock dividends resolved by the stockholders in the following year.

16. Long-term loans

Long-term bank loans:

Creditor	Type	Period	June 30, 2005	June 30, 2004
Chiao Tung Bank	Secured	04.21.98 - 04.21.05	$-	$56,900
Chiao Tung Bank	Secured	01.31.00 - 01.31.07	145,440	218,160
Chiao Tung Bank	Secured	06.26.01 - 03.01.08	218,160	290,880
Bank of Taiwan	Secured	10.20.98 - 10.20.05	200,000	600,000
Bank of Taiwan	Secured	12.17.02 - 08.06.07	495,000	693,000
Bank of Taiwan	Unsecured	05.27.02 - 05.27.07	500,000	750,000
The Bank of Tokyo-Mitsubishi	Secured	02.25.05 - 08.25.07	165,832	165,832
The Mizuho Corporate Bank	Secured	03.31.03 - 03.31.07	587,395	915,469
The Mizuho Corporate Bank	Secured	10.01.03 - 09.08.08	1,468,488	641,820
The Mizuho Corporate Bank	Secured	11.14.03 - 09.08.08	-	985,420
Bank of Panhsin	Unsecured	09.03.03 - 09.03.05	13,000	81,000
Taiwan Cooperative Bank	Secured	06.24.03 - 06.24.08	600,000	600,000
Chang Hwa Bank	Unsecured	12.16.02 - 12.16.07	215,625	301,875
Chang Hwa Bank	Unsecured	04.21.04 - 04.21.09	2,013,926	1,977,600
Chang Hwa Bank	Unsecured	05.26.04 - 04.21.09	1,342,618	1,341,600
International Bank of Taipei	Unsecured	03.15.02 - 03.15.06	-	100,000
Land Bank of Taiwan	Unsecured	12.19.02 - 12.19.07	625,000	875,000
Hua Nan Commercial Bank	Unsecured	07.23.02 - 07.23.07	312,500	437,500
The Export-Import Bank of the Republic of China	Unsecured	08.27.02 – 08.27.07	200,000	280,000
Sunny Bank	Unsecured	11.28.02 – 11.28.05	47,500	142,500
Bank of East Asia	Unsecured	02.27.03 - 02.27.09	150,000	200,000
Calyon Corporate and Investment Bank	Unsecured	09.29.03 - 09.29.08	500,000	-
First Commercial Bank	Unsecured	06.27.03 - 06.27.08	2,100,000	2,100,000
Credit Lyonnais		09.29.03 - 09.29.08	-	500,000
Industrial Bank of Taiwan	Unsecured	11.11.03 - 11.11.07	240,000	300,000
Asia Trust	Unsecured	12.30.03 - 07.20.05	1,000	1,000
Subtotal			12,141,484	14,555,556
Add: Unrealized foreign exchange (gain) / loss			(263,952)	79,989
Total			11,877,532	14,635,545
Less: Current portion			(2,486,849)	(2,705,993)
Long-term bank loans, net			$9,390,683	$11,929,552

The interest rate range on the above long-term bank loans was 0.518%~4.511% and 0.518%~4.515% for the six-month period ended June 30, 2005 and 2004, respectively. Please refer to Note F for details of the collaterals pledged for the above long-term loans.

17. Capital stock

(1) As of June 30, 2005 and 2004, the authorized capital of the Company was $30,000,000 thousand and $27,330,000 thousand, and the paid-in capital was $24,613,860 thousand and $21,468,882 thousand, divided into 2,461,386 thousand and 2,146,888 thousand shares of common stocks, respectively, with a par value of $10 per share.

(2) On June 23, 2005, the Company's stockholders resolved to increase capital by capitalizing $2,461,386 thousand of retained earnings. Accordingly, 246,139 thousand new shares were issued with a par value of $10 per share. The Company's capital stock after the capital increase amounted to $27,075,246 thousand. The above capital increase was approved by the Financial Supervisory Commission of Executive Yuan on July 20, 2005 as per the Letter No. 0940129447 with the effective capital increase date set on August 26, 2005.

(3) On June 24, 2004, the Company's stockholders resolved to increase capital by capitalizing $1,288,127 thousand of retained earnings. Accordingly, 128,813 thousand new shares were issued with a par value of $10 per share. The Company's capital stock after the capital increase amounted to $22,757,009 thousand. The above capital increase was approved by the Financial Supervisory Commission of Executive Yuan on August 13, 2004 as per the Letter No. 0930136258 with the effective capital increase date set on September 30, 2004.

(4) Details of the common stock converted from the unsecured domestic convertible bonds issued by the Company during the six months ended June 30, 2005 and 2004 are set forth below:

	Six Months Ended June 30, 2005		Six Months Ended June 30, 2004	
	No. of Shares (in '000)	Amount	No. of Shares (in '000)	Amount
First unsecured convertible bonds	20,211	$202,111	10	$105
Second unsecured convertible bonds	15,232	152,324	-	-
Total	35,443	$354,435	10	$105

18. Capital surplus

Under the Company Law, capital surplus arising from share issue premium and endowments received can be capitalized when the Company does not incur losses, provided that the annual amount capitalized cannot exceed 10% of the Company's paid-in capital. The remainder can only be used to offset losses. Additionally, pursuant to the Securities and Exchange Law and the Company Law, capitalization of the capital surplus is not allowed until the following year after the capital surplus is registered. Moreover, capital surplus cannot be used to make up losses unless the legal reserve is insufficient to cover the losses.

19. Appropriation of retained earnings and dividend policy

(1) The sections of the Company's Articles of Incorporation that are applicable to the appropriation of the 2004 and 2003 earnings are as follows:

According to Article 26 of the Company's Articles of Incorporation, if there is any profit for a fiscal year, the Company should first make provision for income tax, and make up the losses from prior years, then appropriate 10% of the residual amount as legal reserve. Dividends should be proposed by the Board of Directors and resolved by the stockholders. Bonuses paid to employees should be at least 1% of the total distributed amount and the remuneration paid to the directors and supervisors should not exceed 5% of the total distributed amount.

(2) Legal reserve

Pursuant to the Company Law, the Company is required to set aside 10% of its annual after-tax net income as legal reserve until the balance of such reserve equals the Company's paid-in capital. Utilization of the legal reserve is limited to offsetting deficits and capital increase. Appropriation of the legal reserve as cash dividends is prohibited.

(3) Special reserve

If there are any negative stockholders' equity items recorded by the Company, such as unrealized loss on the decline in market value of long-term equity investments and cumulative translation adjustments, the Company is required to set aside an amount equal to the amount of the negative stockholders' equity items to the special reserve from the after-tax net income. If the negative stockholders' equity items are subsequently reversed, an amount not exceeding the reversed amount can be appropriated from the special reserve.

(4) The Company is currently at the stable growth stage. To facilitate future expansion plans, dividends distributed to stockholders are in the form of both cash and stocks with the proportions set at 0~50% and 100~50%, respectively. To maintain the Company's earnings per share at a certain level and in consideration of the impact of stock dividends on the Company's financial performance, the proportions of cash and stock dividends would be adjusted to 100%~50% and 0~50%, respectively, if the estimated earnings per share for the year in which the dividends are distributed decrease by more than 20%, compared to the prior year.

(5) Appropriation of the 2004 and 2003 earnings as resolved by the stockholders on June 23, 2005 and June 24, 2004, respectively, is set forth below:

	Appropriated Earnings		Dividend Per Share (in dollars)	
	2004	2003	2004	2003
Cash dividends to common stockholders	$4,922,772	$1,288,127	$2.00	$0.60
Stock dividends to common stockholders	2,461,386	1,288,127	1.00	0.60
Cash bonus to employees	80,000	50,000		
Remuneration to directors and supervisors	43,800	22,100		

(6) Information relating to the appropriation of the Company's 2004 earnings as proposed by the Board of Directors and resolved by the stockholders in 2005 is published on the "Market Observation Post System" at the website of the Taiwan Stock Exchange.

20. Operating revenues

	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004
Marine freight income	$20,271,518	$18,066,390
Ship rental income	681,139	865,790
Commission income	46,396	80,173
Agency service income	79,294	45,944
Others	158,412	127,999
Total	$21,236,759	$19,186,296

21. Expenses relating to employment, depreciation and amortization

Expenses relating to employment, depreciation and amortization for the six months ended June 30, 2005 and 2004 disclosed by function are as follows:

	Six Months Ended June 30, 2005		
	Operating Costs	Operating Expenses	Total
Employment			
Salaries and wages	$250,045	$403,193	$653,238
Labor and health insurance	9,498	13,913	23,411
Pension	40,472	56,145	96,617
Others	14,328	12,602	26,930
Total	$314,343	$485,853	$800,196
Depreciation	$234,882	$466,244	$701,126
Amortization	$-	$31,174	$31,174

	Six Months Ended June 30, 2004		
	Operating Costs	Operating Expenses	Total
Employment			
Salaries and wages	$249,660	$343,042	$592,702
Labor and health insurance	11,075	19,488	30,563
Pension	22,411	44,580	66,991
Others	17,626	39,925	57,551
Total	$300,772	$447,035	$747,807
Depreciation	$327,234	$620,202	$947,436
Amortization	$-	$31,553	$31,553

22. Income taxes

(1) The income taxes comprise the following:

	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004
Income tax expense - current period	$1,011,362	$-
Less: Investment tax credit	(12,130)	-
Withholding tax	(2,699)	(1,242)
Income tax payable (refund receivable)	996,533	(1,242)
Add: Withholding tax	2,699	1,242
Separate income tax expense	224	2
Adjustments for changes in tax estimates	(451)	(18,152)
Net change in deferred income tax assets / liabilities	292,384	444,683
Income tax expense	$1,291,389	$426,533

(2) Deferred income tax assets and liabilities

	June 30, 2005	June 30, 2004
(a) Total deferred income tax liabilities	$(1,924,422)	$(1,305,792)
(b) Total deferred income tax assets	$118,962	$523,528
(c) Valuation allowance for deferred income tax assets	$(325)	$(935)
(d) Temporary differences resulting in deferred income tax assets or liabilities:		
Equity-accounted investment income	$(7,459,827)	$(4,586,454)
Foreign dividends	2,309	1,318
Unrealized foreign exchange gain	(219,964)	(553,921)
Unrealized foreign exchange loss	452,536	44,465
Unrealized investment loss	1,300	-
Unrealized expenses and losses	19,700	16,048
Unrealized gain on interest rate swaps	(3,872)	-
Pension expense	(14,024)	(82,796)
Investment tax credit	-	36,035
Loss carryforwards	-	1,888,142
(e) Deferred income tax assets - current	$2,868	$48,011
Valuation allowance for deferred income tax assets – current	-	-
Deferred income tax assets – current, net	2,868	48,011
Deferred income tax liabilities - current	(55,959)	-
Net deferred income tax (liabilities) / assets – current	$(53,091)	$48,011
(f) Deferred income tax assets - non-current	$116,094	$475,517
Valuation allowance for deferred income tax assets - non-current	(325)	(935)
Deferred income tax assets - non-current, net	115,769	474,582
Deferred income tax liabilities - non-current	(1,868,463)	(1,305,792)
Net deferred income tax liabilities - non-current	$(1,752,694)	$(831,210)

(3) The Company's income tax returns through 2000 have been assessed by the Tax Authorities.

(4) Imputation tax credit

	June 30, 2005	June 30, 2004
Balance of imputation tax credit account (ICA)	$542,762	$85,963

	2004 (Estimated)	2003 (Actual)
Estimated (actual) tax credit rate for individual stockholders	4.14%	3.44%

(5) Unappropriated retained earnings

	June 30, 2005	June 30, 2004
1997 and before	$5,570,596	$5,542,795
1998 and onwards	4,394,915	1,054,472
Total	$9,965,511	$6,597,267

The unappropriated retained earnings for the above years are the accumulated unappropriated retained earnings accounted for in accordance with the Business Accounting Law. Net income for the six months ended June 30, 2005 and 2004 was not included.

23. Earnings per share

(1) Basic earnings per share

	Six Months Ended June 30, 2005		Six Months Ended June 30, 2004	
	Pre-tax	After-tax	Pre-tax	After-tax
Net income attributed to common stockholders	$7,454,408	$6,163,019	$5,039,764	$4,613,231
(In thousand shares)				
Beginning balance of shares outstanding	2,425,942	2,425,942	2,146,878	2,146,878
Capitalization of retained earnings in 2005 (0.10 per share)	244,394	244,394	227,568	227,568
Capitalization of retained earnings in 2004 (0.06 per share)	-	-	128,813	128,813
Common stock converted from convertible bonds	17,999	17,999	1	1
Weighted-average number of shares outstanding	2,688,335	2,688,335	2,503,260	2,503,260
Basic earnings per share (in dollars)	$2.77	$2.29	$2.01	$1.84

(2) Diluted earnings per share

	Six Months Ended June 30, 2005		Six Months Ended June 30, 2004	
	Pre-tax	After-tax	Pre-tax	After-tax
Net income attributed to common stockholders	$7,454,408	$6,163,019	$5,039,764	$4,613,231
Dilutive effect of potential common stock to be converted from unsecured domestic convertible bonds	2,023	1,982	3,891	3,854
Net income after dilutive effect	$7,456,431	$6,165,001	$5,043,655	$4,617,085
(In thousand shares)				
Beginning balance of shares outstanding	2,425,942	2,425,942	2,146,878	2,146,878
Capitalization of retained earnings in 2005 (0.10 per share)	244,394	244,394	227,568	227,568
Capitalization of retained earnings in 2004 (0.06 per share)	-	-	128,813	128,813
Common stock converted from convertible bonds	17,999	17,999	1	1
Potential common stock to be converted from unsecured domestic convertible bonds	164,803	164,803	153,227	153,227
Weighted-average number of shares outstanding	2,853,138	2,853,138	2,656,487	2,656,487
Diluted earnings per share (in dollars)	$2.61	$2.16	$1.90	$1.74

E. RELATED PARTY TRANSACTIONS

1. Names of the related parties and their relationship with the Company

Related Party	Relationship with the Company
Evergreen International S.A. (EIS)	Major stockholder of the Company
Taiwan Terminal Services Co., Ltd. (TTSC)	Subsidiary of the Company
Peony Investment S.A. (Peony)	Subsidiary of the Company
Evergreen International Storage and Transport Corporation (EITC)	Investee accounted for by the equity method
EVA Airways Corporation (EVA)	Investee accounted for by the equity method
Evergreen Security Corporation (ESRC)	Investee accounted for by the equity method
Charng Yang Development Co., Ltd. (CYD)	Investee accounted for by the equity method
Evergreen International Corporation (EIC)	Investee of the Company's major stockholder
Evergreen State Transport Co., Ltd. (Evergreen State)	Investee of the Company's major stockholder
Evergreen Star Transport Co., Ltd. (Evergreen Star)	Investee of the Company's major stockholder
Evergreen Airline Service Corporation (EAS)	Investee of the Company's major stockholder
Tai Wha Checker Co., Ltd. (THC)	Indirect subsidiary of the Company (sold in March 2005)
Shanghai Pao Long International Container Co., Ltd. (PLIC)	Indirect subsidiary of the Company (sold in April 2005)

Shenzhen Greentrans Transportation Co., Ltd. (SGTC)	Indirect subsidiary of the Company
Vigor Enterprise S.A. (Vigor)	Indirect subsidiary of the Company
Clove Holding Ltd. (Clove)	Indirect subsidiary of the Company
Hatsu Marine Limited (HML)	Indirect subsidiary of the Company
PT. Multi Bina Transport (MBT)	Indirect subsidiary of the Company
PT. Multi Bina Pura International (MBPI)	Indirect subsidiary of the Company
Greencompass Marine S.A. (GMS)	Indirect subsidiary of the Company
Evergreen Heavy Industrial Co., (Malaysia) Sdn. Bhd. (EHIC(M))	Indirect subsidiary of the Company
Shanghai Jifa Logistics Co., Ltd. (SJL)	Investee of Peony
Ningbo Victory Container Co., Ltd. (NVC)	Investee of Peony
Qingdao Evergreen Container Storage and Transportation Co., Ltd. (QECT)	Investee of Peony
Island Equipment LLC. (Island)	Investee of Peony
Whitney Equipment LLC (Whitney)	Investee of Peony
Hemlock Equipment LLC (Hemlock)	Investee of Peony
Taranto Container Terminal S.P.A. (TCT)	Investee of Peony
Lloyd Triestino Di Navigazione S.P.A. (LT)	Investee of Peony
Evergreen Container Terminal (Thailand) (ECTT)	Investee of Peony
Colon Container Terminal S.A. (CCT)	Investee of Peony
PT. Evergreen Marine Indonesia (EMI)	Investee of Peony
Evergreen Star (Thailand) Co., Ltd. (EGT)	Investee of Peony
Evergreen Shipping (S) Pte. Ltd. (EGS)	Investee of Peony
Evergreen Korea Corporation (EGK)	Investee of Peony
Evergreen India Pte. Ltd. (EGI)	Investee of Peony
Gaining Enterprise S.A. (GESA)	Investee of EITC

2. **Significant transactions with related parties**

(1) Operating revenues from related parties

	Six Months Ended June 30, 2005		Six Months Ended June 30, 2004	
	Amount	% of Total Operating Revenues	Amount	% of Total Operating Revenues
LT	$101,157	0.48	$53,533	0.28
HML	53,848	0.25	50,504	0.26
EITC	49,963	0.24	53,066	0.28
GMS	51,825	0.24	54,790	0.29
EIS	44,797	0.21	40,861	0.21
GESA	4,583	0.02	-	-
Total	$306,173	1.44	$252,754	1.32

The terms on the above transactions with related parties are not materially different from those with non-related parties.

(2) Expenditures on services rendered by related parties

	Six Months Ended June 30, 2005		Six Months Ended June 30, 2004	
	Amount	% of Total Operating Costs and Expenses	Amount	% of Total Operating Costs and Expenses
EITC	$885,561	5.17	$1,070,948	5.95
GESA	987,083	5.77	973,384	5.40
HML	299,928	1.75	183,457	1.02
TTSC	308,046	1.80	310,316	1.72
GMS	448,912	2.62	492,385	2.73
LT	1,370	0.01	118,019	0.66
EIC	243,241	1.42	205,540	1.14
EIS	53,335	0.31	40,695	0.23
EMI	33,690	0.20	22,051	0.12
EGT	25,237	0.15	36,279	0.20
EGS	22,438	0.13	13,240	0.07
EGK	25,073	0.15	23,494	0.13
THC	173	-	59,826	0.33
Evergreen State	21,528	0.13	27,951	0.16
Evergreen Star	20,356	0.12	28,028	0.16
ESRC	21,182	0.12	21,491	0.12
EAS	4,250	0.02	2,574	0.01
EVA	5,128	0.03	1,831	0.01
Total	$3,406,531	19.90	$3,631,509	20.16

The terms on the above transactions with related parties are not materially different from those with non-related parties.

(3) Asset transactions

(a) Acquisitions of property, plant and equipment

	Asset Acquired	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004
EHIC(M)	Transportation equipment – containers	$-	$433,201
Vigor	Transportation equipment – containers	-	143,356
EIC	Office equipment	19	-
Total		$19	$576,557

In line with the Company's operational requirements and its plan to adjust the supply of containers, the Company's Board resolved to purchase the above containers by entering into contracts with EHIC(M) and Vigor for manufacturing of containers. Payments were required to be made by the end of the month following the delivery of containers. All payments had been made as of June 30, 2004. Please see Note E4 for details.

(b) Sales of property, plant and equipment

	Asset Sold	Six Months Ended June 30, 2005 Selling Price	Six Months Ended June 30, 2005 Gain (Loss)	Six Months Ended June 30, 2004 Selling Price	Six Months Ended June 30, 2004 Gain (Loss)
LT	Transportation equipment	$1,048	$971	$638	$590
EIC	Office equipment	-	-	16	-
CCT	Computer equipment	-	-	195	-
EVA	Office equipment	2,645	97	53	18
THC	Office equipment	-	-	1	-
TCT	Transportation equipment	-	-	379	33
Total		$3,693	$1,068	$1,282	$641

(c) Sales of long-term investments

In June 2004, the Company's Board of Directors resolved to sell its equity stake in Dongbu Pusan Container Terminal Co., Ltd. to Peony at book value. The transaction was completed in July 2004 and the Company had received all the proceeds.

(4) Leases

(a) Rental income (recorded as non-operating income) derived from the operating premises and parking lots leased to the related parties are as follows:

	Lease Property	Six Months Ended June 30, 2005 Amount	Six Months Ended June 30, 2005 % of Total Rental Income	Six Months Ended June 30, 2004 Amount	Six Months Ended June 30, 2004 % of Total Rental Income
EIC	Office buildings	$28,357	97.34	$20,025	96.78
EVA	Office building	120	0.41	48	0.23
ESRC	Parking lots	40	0.14	-	-
Total		$28,517	97.89	$20,073	97.01

(b) Rental expenses (recorded as general and administrative expenses) on operating premises and parking lots leased from the related parties are as follows:

	Leasehold Property	Six Months Ended June 30, 2005 Amount	Six Months Ended June 30, 2005 % of Total Rental Expenses	Six Months Ended June 30, 2004 Amount	Six Months Ended June 30, 2004 % of Total Rental Expenses
EIC	Office buildings	$18,453	89.26	$14,751	78.31
EITC	Office building	641	3.10	2,796	14.84
EVA	Parking lots	564	2.73	-	-
Total		$19,658	95.09	$17,547	93.15

(c) Rental expenses incurred on the vessels leased from the related parties are recorded under direct operating costs. Details are set forth below:

	Six Months Ended June 30, 2005		Six Months Ended June 30, 2004	
	Amount	% of Total Vessel Rental Expenses	Amount	% of Total Vessel Rental Expenses
LT	$1,370	0.05	$176,912	6.22
HML	299,928	10.78	183,456	6.45
GMS	462,451	16.62	467,926	16.45
EIS	52,915	1.90	40,852	1.44
GESA	992,111	35.66	979,767	34.45
EITC	406,959	14.63	427,465	15.03
Total	$2,215,734	79.64	$2,276,378	80.04

(5) Receivables from and payables to related parties

The receivables from and payables to related parties bear no interest. Details are as follows:

	June 30, 2005		June 30, 2004	
	Amount	% of Account Balance	Amount	% of Account Balance
Accounts receivable				
EIC	$209,542	6.61	$187,963	5.49
LT	94,502	2.98	-	-
HML	36,661	1.16	-	-
EITC	23,863	0.75	48,524	1.42
Total	$364,568	11.50	$236,487	6.91

	June 30, 2005		June 30, 2004	
	Amount	% of Account Balance	Amount	% of Account Balance
Other receivables				
EITC	$296,901	21.74	$212,112	32.34
EVA	336,352	24.62	56	0.01
EIC	7,481	0.55	89,037	13.58
EIS	-	-	20,433	3.12
TTSC	287	0.02	4	-
ESRC	75	0.01	7	-
EAS	-	-	3	-
PLIC	-	-	22	-
ECTT	-	-	78	0.01
MBPI	-	-	29	-
Island	155	0.01	-	-
CCT	1,879	0.14	1,069	0.16
TCT	48	-	977	0.15
Total	$643,178	47.09	$323,827	49.37

Accounts payable				
EITC	$83,008	4.94	$200,316	5.26
TTSC	38,432	2.29	28,934	0.76
EIC	20,310	1.21	27,417	0.72
Evergreen State	-	-	20,111	0.53
Evergreen Star	-	-	15,540	0.41
THC	-	-	9,367	0.24
ESRC	3,871	0.23	1,174	0.03
LT	4,207	0.25	872,313	22.91
EIS	36,184	2.15	209,540	5.50
GMS	32	-	6,723	0.18
Island	-	-	4,436	0.12
HML	-	-	324,091	8.51
EVA	1,674	0.10	498	0.01
EAS	513	0.03	-	-
Total	$188,231	11.20	$1,720,460	45.18

3. Endorsements and guarantees for related parties

Endorsements and guarantees issued by the Company for its related parties are as follows: (expressed in thousand dollars)

	June 30, 2005		June 30, 2004	
GMS	US$	380,670	US$	629,092
ECTT	US$	-	US$	5,811
Peony	US$	18,000	US$	69,850
TCT	US$	85,218	US$	85,264
HML	US$	336,063	US$	344,065
Island	US$	-	US$	9,136
CCT	US$	19,080	US$	19,080
Whitney	US$	9,394	US$	-
Hemlock	US$	54,722	US$	-
PLIC	US$	-	US$	1,830

4. Significant contracts with related parties

(1) The Company has entered into an agreement with EIC for management and consulting services. Fees are charged on an hourly basis or as actually incurred. The contract was effective from July 1, 1995 and is renewed annually.

(2) The Company has entered into an agency agreement with EIC. Under the agreement, EIC has been acting as the Company's agent for cargo forwarding and collection of freight since 2002. As of June 30, 2005 and 2004, the amount receivable under the agency agreement was $209,542 thousand and $187,963 thousand, respectively.

(3) The Company has entered into agency agreements with its related parties to manage petty cash required by their vessels, and payments of crew salaries and insurance premiums in Taiwan. The transactions are recorded under "agency reciprocal accounts". As of June 30, 2005 and 2004, the debit balances of the accounts were as follows:

	June 30, 2005	June 30, 2004
EIS	$8,723	$5,644
GMS	10,232	11,586
GESA	4,332	5,288
HML	1,293	675
Total	$24,580	$23,193

(4) The Company has entered into agency agreements with its related parties, under which the related parties act as the Company's overseas agents to deal with the port formalities related to foreign ports, such as arrival and departure of the Company's ships, cargo stevedoring and forwarding, collection of freight and payment of expenses incurred with foreign ports. The transactions are recorded under "agency accounts". As of June 30, 2005 and 2004, the balances of the accounts, excluding unrealized foreign exchange gains (losses), were as follows:

2. Debit balances of agency accounts

	June 30, 2005	June 30, 2004
GMS	$-	$329,584
EIC	129,935	-
GESA	90,248	173,678
LT	162,223	1,328,654
HML	245,373	134,888
EMI	100,599	-
Total	$728,378	$1,966,804

3. Credit balances of agency accounts

	June 30, 2005	June 30, 2004
EIS	$1,070,596	$1,773,279
GMS	579,460	-
EGT	16,239	-
EGI	55,484	-
Total	$1,721,779	$1,773,279

(5) In line with the Company's operational requirement and its plan to adjust the supply of containers, the Board of Directors on February 4, 2004 resolved to purchase containers (recorded under transportation equipment) from EHIC(M) and Vigor for a total price of US$20,669 thousand. All the containers were delivered and the payments were paid up in the third quarter of 2004.

(6) The Company has been commissioned by its related parties to manage their vessels. The management fees are charged monthly and are recorded as operating revenues. Details of the management fees recognized for the six months ended June 30, 2005 and 2004 are as follows:

	June 30, 2005	June 30, 2004
EITC	$45,828	$48,931
EIS	27,900	15,194
GMS	35,581	24,791
HML	10,587	5,293
GESA	4,583	-
Total	$124,479	$94,209

(7) Please refer to Note G for details of the agreements entered into by the Company with EITC, GESA, GMS and EIS for the long-term leases of ships.

F. PLEDGED ASSETS

1. Short-term investments

	Carrying Value	
	June 30, 2005	June 30, 2004
Mutual funds	$-	$429,607

The above mutual funds were pledged for the sixth secured corporate bonds issued by the Company that were due within one year.

2. Long-term equity investments

	Carrying Value	
	June 30, 2005	June 30, 2004
Dongbu Pusan Container Terminal Co., Ltd.	$-	$40,041

The above long-term equity investment was pledged as collateral for the bank loans of Dongbu Pusan Container Terminal Co., Ltd.

3. Property, plant and equipment

	Carrying Value		
	June 30, 2005	June 30, 2004	Purpose
Land	$1,947,491	$1,947,491	Long-term loans
Buildings	1,012,200	1,034,399	Long-term loans
Loading and discharging equipment	520,088	824,926	Long-term loans
Transportation equipment	2,054,573	1,413,340	Long-term loans
Ships and equipment	274,580	423,820	Long-term loans and corporate bonds
Total	$5,808,932	$5,643,976	

4. Restricted assets - current

	June 30, 2005	June 30, 2004	Pledgee	Purpose
Time deposits	$130,000	$130,000	Kaohsiung Harbor Bureau	Performance guarantee
Time deposits	1,050	3,500	Military - Finance Department	Performance guarantee
Time deposits	600	800	Kaohsiung Customs Bureau	Performance guarantee
Time deposits	50	50	Directorate General of Customs	Performance guarantee
Total	$131,700	$134,350		

5. **Restricted assets – non-current**

	June 30, 2005	June 30, 2004	Pledgee
Time deposits	$-	$10,184	Artesia Bank

G. COMMITMENTS AND CONTINGENT LIABILITIES

1. Details of the stand-by letters of credit issued by the banks on behalf of the Company are as follows: (expressed in thousand dollars)

Guarantor	June 30, 2005		June 30, 2004	
Taipei Fubon Bank	NT$	282,213	NT$	365,100
Bank of America	US$	5,000	US$	650

2. Endorsements and guarantees issued by the Company are as follows: (expressed in thousand dollars)

Companies receiving guarantees	June 30, 2005		June 30, 2004	
GMS	US$	380,670	US$	629,092
ECTT	US$	-	US$	5,811
Peony	US$	18,000	US$	69,850
TCT	US$	85,218	US$	85,264
HML	US$	336,063	US$	344,065
Island	US$	-	US$	9,136
CCT	US$	19,080	US$	19,080
Whitney	US$	9,394	US$	-
Hemlock	US$	54,722	US$	-
PLIC	US$	-	US$	1,830

3. A former stockholder of the Company sold some of its shares through issuance of global depository receipts (GDRs). The issuance of GDRs was approved by the SEC on June 19, 1996 as per the Letter (85) Tai-Cai-Zheng (1) No. 35410. On August 2, 1996, the GDRs were approved by the UK governing authority to be listed on the London Stock Exchange and were issued in Asia, Europe and the US. The initial number of units issued was 5,449,592, representing 54,495,920 shares of the Company's common stock at NT$50.50 per share, and the number of supplementary units issued was 817,438. In total, the number of units issued was 6,267,030, representing 62,670,300 shares of the Company's common stock at NT$50.50 per share, and the GDRs issued amounted to US$115 million. Another 1,938,288 units, representing 19,382,926 shares of the Company's common stock, were issued during the period from 1997 to June 30, 2005. As of June 30, 2005, 6,947,813 units were redeemed and 1,257,505 units, representing 12,575,096 shares of the Company's common stock, were outstanding.

4. The Company was indicted for the disputes on processing of freight and bills of lading. The lawsuit has been referred to the Company's lawyer. As of June 30, 2005, the maximum amounts of compensation claimed were NT$1,869 thousand and US$257 thousand plus the statutory interest. As of June 30, 2005, the case was pending the Court's ruling, and the Company had made a provision of NT$8,606 thousand for the possible loss.

5. As of June 30, 2005, the medium-term loan facilities granted by the financial institutions with the resolution from the Board of Directors to finance the Company's purchase of new containers and general working capital requirement were NT$12,597,000 thousand and US$99,500 thousand, respectively, and the unutilized credits were NT$7,133,775 thousand and US$38,250 thousand, respectively.

6. As of June 30, 2005, details of the loading and discharging equipment acquired to support the operations of the No. 4 Container Distribution Center at Kaohsiung Harbor were as follows: (expressed in thousand dollars)

Item	Contract Amount	Amount Paid	Amount Accrued
Transfer cranes	US$ 10,740	US$ 2,148	US$ 8,592
Spreader	160	144	16
Gantry cranes	16,650	2,498	14,152
Total	US$ 27,550	US$ 4,790	US$ 22,760

7. As of June 30, 2005, the estimated amounts of rent payable in the following years under the long-term lease agreements entered into by the Company for the rental of ships and equipment are set forth below:

Lessor	Amount (in thousand dollars)
EITC	US$58,626
GESA	133,858
GMS	44,870
EIS	3,816
KGS	20,333
EPC	2,677
Total	US$264,180

8. On March 2, 2005, the Company's Board resolved to acquire certain floors and parking lots of an office building in Beijing. Details are as follows:

Contract Amount	Amount Paid	Amount Accrued
RMB 37,109	RMB 33,748	RMB 3,361

9. As of June 30, 2005 and 2004, the promissory notes issued by the Company for loans borrowed amounted to $10,365,521 thousand and $14,278,845 thousand, respectively.

H. SIGNIFICANT DISASTER LOSSES

None.

I. SIGNIFICANT SUBSEQUENT EVENTS

On July 18, 2005, the Company's vessel, Ever Growth, collided with the terminal facilities and vessels of another company due to the tropical storm. The repair cost for the damage to Ever Growth was estimated to be US$40 thousand. As of the date on which the financial statements were issued, the above company had not claimed from the Company for the damage to its terminal facilities and vessels.

J. OTHERS

1. Derivative financial instruments

(1) The contract (notional principal) amounts and credit risk (expressed in thousand dollars)

Financial Instruments	June 30, 2005 Notional Principal (Contract Amount)		June 30, 2005 Credit Risk	June 30, 2004 Notional Principal (Contract Amount)		June 30, 2004 Credit Risk
Non-trading purposes						
Interest rate swaps (IRS)	US$	159,000	US$1,203	US$	66,000	-
	NT$	2,012,500	-	NT$	2,717,500	-
	EUR	-	-	EUR	25,000	-
Cross currency swaps (CCS)	US$	17,500	-	US$	26,250	-
Oil swaps	US$	17,664	US$6,163	US$	7,118	-
Trading purposes						
Foreign exchange options	US$	83,235	-	US$	484,235	-
	EUR	32,000	-	EUR	48,000	-
	JPY	1,920,000	-	JPY	1,920,000	-
	GBP	-	-	GBP	5,000	-

The above credits risk amounts are based on the contracts with positive fair values on the balance sheet date and represent the possible loss that will be incurred by the Company in the event that the counterparties default. The counterparties of the Company are all well-known banks with good credit ratings. Thus, the credit risk is assessed to be remote.

(2) Market risk

Interest rate swaps, cross currency swaps, foreign exchange options, forward exchange contracts and oil swaps are utilized to hedge against fluctuations in interest rates, exchange rates and oil prices. Thus, the market risk is offset against each other. Periodic reviews are conducted on the Company's exposure to market risk, and a stop-loss mechanism has been established to minimize the impact of market risk on the Company's operations.

(3) Liquidity risk, cash flow risk and the amount, timing and uncertainty of future cash requirements

As no principals are exchanged upon settlement of the interest rate swaps, cross currency swaps, forward exchange contracts and foreign exchange options, no significant cash requirement is expected. Therefore, the Company's working capital is assessed to be adequate and no funding risk is expected. In addition, the interest rates, exchange rates and prices are fixed. Thus, cash flow risk is remote.

(4) The purposes and strategies of holding derivative financial instruments

The derivative financial instruments are held for trading and non-trading purposes. Interest rate swaps, cross currency swaps, forward exchange contracts and foreign exchange options are undertaken to hedge against fluctuations in interest rates and exchange rates, whereas oil swaps are used to hedge against fluctuations in oil prices and control the cost within a tolerable limit. The aim of the hedging strategy is to hedge most of the market risk. For the derivative financial instruments held for trading purposes, they are undertaken to make profits on the interest rate, exchange rate and price differentials.

(5) Disclosures of derivative financial instruments in the financial statements

(a) Interest rate swaps

The contracts are settled based on the difference between the spot interest rate and contracted interest rate. The amount received and paid upon settlement is recorded as a deduction from and an addition to the interest expense on shipping finance, respectively.

(b) Cross currency swaps

The difference between the spot exchange rate and the contracted rate is recorded as foreign exchange gain or loss at maturity of the contracts.

(c) Foreign exchange options

As the Company has actual position in the underlying assets, full settlements are conducted at expiration of the contracts. The difference between the spot exchange rate and the contracted rate is recorded as foreign exchange gain or loss upon settlement.

(d) Oil swaps

The contracts are settled based on the difference between the spot oil price and the contracted price. The amount received and paid upon settlement is recorded as a deduction from and an addition to fuel expense.

(6) Financial instruments undertaken to hedge the commitments for expected transactions

Oil swaps are undertaken to fix the oil price within a tolerable limit for future oil usage.

2. Fair values of financial instruments

Non-Derivative Financial Instruments	June 30, 2005 Carrying Value	June 30, 2005 Fair Value	June 30, 2004 Carrying Value	June 30, 2004 Fair Value
Assets				
Cash and cash equivalents	$5,724,568	$5,724,568	$8,948,831	$8,948,831
Short-term investments	13,743,556	13,798,250	1,611,503	1,619,823
Notes and accounts receivable	4,490,050	4,490,050	4,018,815	4,018,815
Other financial assets - current	467,897	467,897	315,995	315,995
Long-term equity investments	55,669,382	55,655,008	51,667,042	51,888,961
Long-term bond investments	12,035	12,035	-	-
Other financial assets - non-current	135,596	135,596	136,339	136,339
Refundable deposits	39,333	39,333	42,435	42,435
Long-term receivables (including current portion)	446,524	446,524	558,638	558,638
Restricted assets	131,700	131,700	144,534	144,534
Liabilities				
Short-term loans	500,000	500,000	170,546	170,546
Short-term bills payable	-	-	19,996	19,996
Notes and accounts payable	11,646,771	11,646,771	8,661,240	8,661,240
Corporate bonds payable (including current portion)	10,503,497	10,503,497	13,503,440	13,503,440
Long-term loans (including current portion)	11,877,532	11,877,532	14,635,545	14,635,545
Guarantee deposits received	85	85	85	85
Derivative Financial Instruments				
Interest rate swaps (IRS)	-	US$(5,842)	-	US$ (1,121)
Cross currency swaps (CCS)	-	US$(2,236)	-	US$ (937)
Foreign exchange options	-	US$(2,690)	-	US$ (5,131)
Oil swaps	-	US$ 6,163	-	US$ (3,830)

The methods and assumptions adopted by the Company to estimate the fair values of the above financial instruments are summarized below.

(1) Fair values of the short-term financial instruments are estimated to be equal to their carrying values. As maturity of these instruments is short, it is reasonable that their fair values equal their carrying values. This method is applied to cash and cash equivalents, notes and accounts receivable, refundable deposits, restricted assets, short-term loans, short-term notes and bills payable, notes and accounts payable, and guarantee deposits received.

(2) Fair values of marketable securities equal the quoted market prices, if available. If the quoted market prices are not available, fair values are estimated using financial information or other information.

(3) Fair values of long-term loans are estimated based on the present values of future cash flows. The discount rate is based on the interest rate charged on a comparable long-term loan with similar terms and conditions.

(4) Fair values of corporate bonds payable equal the quoted market prices, if available. If the quoted market prices are not available, fair values are estimated using financial information or other information.

(5) Fair values of derivative financial instruments are estimated to be equal to the amounts that should be received or paid if the contracts are settled on the balance sheet date. Unrealized gains (losses) on the outstanding contracts are normally included in the estimation. The prices quoted by the financial institutions are used as a reference for estimation of the derivative financial instruments' fair values.

3. Certain vessels of GMS, an indirect subsidiary of the Company, were under investigation by the US government agency due to inadequate documentation on fuel handling. In April 2005, the Company reached an agreement with the US Department of Justice, under which GMS agreed to make a reconciliation payment of US$12,515 thousand.

K. SUPPLEMENTARY DISCLOSURES

1. Information on significant transactions

(1) Loans extended by the Company

None.

(2) Endorsements and guarantees provided by the Company

Please see Schedule 6.

(3) Marketable securities held by the Company as at June 30, 2005

Please see Schedule 7.

(4) Acquisition or sale of one specific security with the accumulated amount exceeding NT$100 million or 20% of the Company's paid-in capital

Please see Schedule 8.

(5) Acquisition of real estate properties with an amount exceeding NT$100 million or 20% of the Company's paid-in capital

None.

(6) Disposal of real estate properties with an amount exceeding NT$100 million or 20% of the Company's paid-in capital

None.

(7) Purchases from or sales to related parties exceeding NT$100 million or 20% of the Company's paid-in capital

Please see Schedule 9.

(8) Receivables from related parties exceeding NT$100 million or 20% of the Company's paid-in capital

Please see Schedule 10.

(9) Derivative financial instruments undertaken by the Company

Please see Notes J1 and J2.

2. **Information on the investees**

(1) Information on the investees over which the Company can directly or indirectly exercise significant influence or in which the Company has controlling power

Please see Schedule 11.

(2) Significant transactions conducted by the investees in which the Company has direct or indirect controlling power

(a) Loans extended by the investees

Please see Schedule 5.

(b) Endorsements and guarantees provided by the investees

None.

(c) Marketable securities held by the investees as at June 30, 2005

Please see Schedule 7.

(d) Acquisition or sale of one specific security with the accumulated amount exceeding NT$100 million or 20% of the respective investee's paid-in capital

None.

(e) Acquisition of real estate properties with an amount exceeding of NT$100 million or 20% of the respective investee's paid-in capital

None.

(f) Disposal of real estate properties with an amount exceeding NT$100 million or 20% of the respective investee's paid-in capital

None.

(g) Purchases from or sales to related parties exceeding NT$100 million or 20% of the respective investee's paid-in capital

Please see Schedule 9.

(h) Receivables from related parties exceeding NT$100 million or 20% of the respective investee's paid-in capital

None.

(i) Derivative financial instruments undertaken by the investees

None.

3. Information on Mainland China investments

(1) Details of investments in Mainland China

Please see Schedule 12.

(2) Significant transactions conducted directly or indirectly with the investees in Mainland China

None.

L. SEGMENT INFORMATION

Not applicable to the interim financial reporting.

Schedule 1

Evergreen Marine Corporation

Summary of Terms on Corporate Bonds

June 30, 2005

Type of Corporate Bonds	Seventh Secured Corporate Bonds	Eighth Secured Corporate Bonds
Date of issuance	Bonds A ~ C: November 9 ~ 10, 2000	Bond A: December 13 ~ 19, 2001 Bond B: December 13 ~ 14, 2001
Face value	NT$1,000,000	NT$1,000,000
Place of issuance	Taiwan	Taiwan
Issue price	Market price	Market price
Principal amount	NT$1,500,000,000	NT$1,500,000,000
Interest rate	5.145%	2.600%
Period	5 years	5 years
Maturity	Bonds A ~ C: November 9 ~ 10, 2005	Bond A: December 13 ~ 19, 2006 Bond B: December 13 ~ 14, 2006
Guarantor	Chiao Tung Bank Taiwan Cooperative Bank Taipei Fubon Bank	Taiwan Cooperative Bank Bank of Taiwan
Trustee	Bank of Taiwan	Cathay United Bank
Underwriter	Fuh-Hwa Securities Co., Ltd.	Polaris Securities Co., Ltd.
Lawyer	Chens Law and Patent Office	Chens Law and Patent Office
Certified public accountant	Diwan, Ernst & Young	Diwan, Ernst & Young
Principal repayment	Principals of Bonds A, B and C are to be repaid in lump sum at maturity based on the face value.	Principals of Bonds A and B are to be repaid in lump sum at maturity based on the face value.
Interest payment	Simple interest, payable annually	Simple interest, payable annually
Principal outstanding	NT$1,500,000,000	NT$1,500,000,000
Clauses on redemption and early repayment	None	None
Restricted clauses	None	None

Schedule 2

Evergreen Marine Corporation

Summary of Terms on Corporate Bonds

June 30, 2005

Type of Corporate Bonds	Ninth Secured Corporate Bonds	Tenth Secured Corporate Bonds
Date of issuance	Bond A: May 14, 2002 Bond B: May 15, 2002 Bond C: May 16, 2002 Bond D: May 17, 2002	Bond A: June 13, 2002 Bond B: June 14, 2002 Bond C: June 17, 2002 Bond D: June 18, 2002 Bond E: June 19, 2002 Bond F: June 20, 2002
Face value	NT$1,000,000	NT$1,000,000
Place of issuance	Taiwan	Taiwan
Issue price	Market price	Market price
Principal amount	NT$1,000,000,000	NT$1,500,000,000
Interest rate	3.400%	3.900%
Period	5 years	5 years
Maturity	Bond A: May 14, 2007 Bond B: May 15, 2007 Bond C: May 16, 2007 Bond D: May 17, 2007	Bond A: June 13, 2007 Bond B: June 14, 2007 Bond C: June 17, 2007 Bond D: June 18, 2007 Bond E: June 19, 2007 Bond F: June 20, 2007
Guarantor	Hua Nan Commercial Bank	Bank of Taiwan
Trustee	Bank of Taiwan	Cathay United Bank
Underwriter	SinoPac Securities KGI Securities	SinoPac Securities KGI Securities Yuanta Core Pacific Securities
Lawyer	Chens Law and Patent Office	Chens Law and Patent Office
Certified public accountant	Diwan, Ernst & Young	Diwan, Ernst & Young
Principal repayment	Principals of Bonds A, B, C and D are to be repaid in lump sum at maturity based on the face value.	Principals of Bonds A, B, C, D, E and F are to be repaid in lump sum at maturity based on the face value.
Interest payment	Simple interest, payable annually	Simple interest, payable annually
Principal outstanding	NT$1,000,000,000	NT$1,500,000,000
Clauses on redemption and early repayment	None	None
Restricted clauses	None	None

Schedule 3

Evergreen Marine Corporation

Summary of Terms on Corporate Bonds

June 30, 2005

Type of Corporate Bonds	Eleventh Secured Corporate Bonds	First Unsecured Corporate Bonds
Date of issuance	Bond A: June 2 ~ 6, 2003 Bond B: June 3 ~ 5, 2003	January 12, 2004
Face value	NT$5,000,000	NT$100,000
Place of issuance	Taiwan	Taiwan
Issue price	Market price	Face value
Principal amount	NT$1,500,000,000	NT$4,000,000,000
Interest rate	Bond A: 1.47% Bond B: 4% - Six-month LIBOR	0.00%
Period	5 years	5 years
Maturity	Bond A: June 2 ~ 6, 2008 Bond B: June 3 ~ 5, 2008	January 11, 2009
Guarantor	Bank of Taiwan Land Bank	None
Trustee	International Commercial Bank of China	Hua Nan Commercial Bank
Underwriter	Fuh-Hwa Securities Co., Ltd. Citi Securities Corp.	SinoPac Securities
Lawyer	Chens Law and Patent Office	Chens Law and Patent Office
Certified public accountant	Diwan, Ernst & Young	Diwan, Ernst & Young
Principal repayment	Principals of Bonds A and B are to be repaid in lump sum at maturity based on the face value.	To be repaid in lump sum at maturity based on the face value.
Interest payment	Bond A: Simple interest, payable annually Bond B: Interest is payable semi-annually.	
Principal outstanding	NT$1,500,000,000	NT$1,634,400,000
Clauses on redemption and early repayment	None	During the 30 days before the bonds are issued for 3 years, the bondholders may exercise their redemption option at a yield rate of 0.20% per annum. When the bonds mature on January 11, 2009, they are redeemed at face value.
Restricted clauses	None	None

Schedule 4

Evergreen Marine Corporation

Summary of Terms on Corporate Bonds

June 30, 2005

Type of Corporate Bonds	Second Unsecured Corporate Bonds
Date of issuance	September 6, 2004
Face value	NT$100,000
Place of issuance	Taiwan
Issue price	Face value
Principal amount	NT$4,500,000,000
Interest rate	0%
Period	5 years
Maturity	September 6, 2009
Guarantor	None
Trustee	SinoPac Commercial Bank
Underwriter	President Securities
Lawyer	Law Office of S. S. Lai
Certified public accountant	Diwan, Ernst & Young
Principal repayment	To be repaid in lump sum at maturity based on the face value.
Principal outstanding	NT$1,864,300,000
Clauses on redemption and early repayment	During the 30 days before the bonds are issued for 3.5 years, the bondholders may exercise their redemption option at face value.
Restricted clauses	None

Schedule 5

Evergreen Marine Corporation and Subsidiaries

Loans Extended

For the Six Months Ended June 30, 2005

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

Lender	Borrower	Financial Statement Account	Highest Balance	Balance as at June 30, 2005	Interest Rate	Nature of Loan (Note 1)	Annual Amount of Transactions with the Borrower	Reason for Short-Term Financing	Allowance for Bad Debts	Collateral		Limit on Loans Extended to a Single Company (Note 2)	Maximum Amount of Loans Allowed to be Extended by the Company or its Subsidiaries (Note 2)
										Item	Value		
/ tment S.A.	Evergreen India Pvt. Ltd.	Receivables from related parties	USD 250	USD 250	SIBOR + 0.4%	2	USD-	Working capital requirement	USD-	-	USD-	USD 231,091	USD 462,182

1: Nature of loans extended

"1" denotes the loans extended to the companies which have transactions with the Company or its subsidiaries. The annual amount of the transactions is stated accordingly.

"2" denotes the loans extended to the companies which require short-term financing. The reason for short-term financing is stated accordingly.

2: Limit on loans extended

1. According to the Company's credit policy, the total amount of loans granted to a single company should not exceed 20% of the net worth stated in the latest financial statements. The calculation is as follows:

   Peony: US$1,155,454 thousand * 20% = US$231,091 thousand

2. According to the Company's credit policy, the total amount of loans granted by the Company or its subsidiaries should not exceed 40% of the net worth stated in the latest financial statements. The calculation is as follows:

   Peony: US$1,155,454 thousand * 40% = US$462,182 thousand

Schedule 6

Evergreen Marine Corporation and Subsidiaries
Endorsements and Guarantees Provided
For the Six Months Ended June 30, 2005
(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

Endorser/Guarantor	Counterparty	Nature of Relationship (Note 1)	Limit on Endorsements/Guarantees Provided to a Single Company	Highest Balance	Balance as at March 31, 2005	Amount of Endorsements/Guarantees Secured with Collaterals	Ratio of Accumulated Amount of Endorsements/Guarantees to Net Worth (%)	Maximum Amount of Endorsements/Guarantees Allowed to be Provided by the Company or its Subsidiaries (Note 2)
Evergreen Marine Corporation	Greencompass Marine S.A.	3	$106,590,194	$15,082,625 (USD447,185)	$12,032,042 (USD380,670)	$-	22.58	$159,885,291
Evergreen Marine Corporation	Peony Investment S.A.	2	106,590,194	2,500,153 (USD79,100)	568,935 (USD18,000)	-	1.07	
Evergreen Marine Corporation	Taranto Container Terminal S.P.A.	1	26,647,549	2,868,507 (USD90,754)	2,693,532 (USD85,218)	-	5.05	
Evergreen Marine Corporation	Hatsu Marine Limited	3	106,590,194	11,135,765 (USD352,314)	10,622,122 (USD336,063)	-	19.93	
Evergreen Marine Corporation	Island Equipment LLC	3	106,590,194	1,941,712 (USD61,432)	-	-	-	
Evergreen Marine Corporation	Whitney Equipment LLC	3	106,590,194	296,927 (USD9,394)	296,927 (USD9,394)	-	0.56	
Evergreen Marine Corporation	Hemlock Equipment LLC	3	106,590,194	1,729,630 (USD54,722)	1,729,630 (USD54,722)		3.25	
Evergreen Marine Corporation	Colon Container Terminal S.A.	1	26,647,549	603,071 (USD19,080)	603,071 (USD19,080)	-	1.13	

Note 1: Nature of the counterparty's relationship with the Company or its subsidiaries
"1" denotes the endorsements/guarantees provided to the companies which have transactions with the Company or its subsidiaries.
"2" denotes the endorsements/guarantees provided to the subsidiaries of which the Company holds more than 50% of the common stock.
"3" denotes the endorsements/guarantees provided to the investees of which the Company together with its subsidiaries hold more than 50% of the common stock.
"4" denotes the endorsements/guarantees provided to the companies which directly or indirectly hold more than 50% of the Company's common stock.
"5" denotes the endorsements/guarantees provided pursuant to construction contracts.
"6" denotes the endorsements/guarantees provided to joint venture companies based on the Company's or its subsidiaries' proportionate equity interest in the company.

Note 2: According to the Company's credit policy, the total amount of endorsements or guarantees provided by the Company or its subsidiaries should not exceed 300% of the net worth stated in the latest financial statements.
The calculation is as follows:
The Company: NT$53,295,097 thousand * 300% = NT$159,885,291 thousand
Peony: US$1,155,454 thousand * 300% = US$3,466,362 thousand

Evergreen Marine Corporation and Subsidiaries
Marketable Securities Held as at June 30, 2005
(Expressed in Thousands of New Taiwan Dollars / Thousand Shares unless Otherwise Specified)

Marketable Securities	Relationship with the Company	Financial Statement Account	Balance as at June 30, 2005				Remark
			No. of Shares/Units	Carrying Value	Ownership (%)	Market Value / Net Worth	
Stocks:							
Peony Investment S.A.	Subsidiary of the Company	Long-term equity investment	4,765	$36,468,279	100.00	$36,521,017	
Taiwan Terminal Services Co., Ltd.	Subsidiary of the Company	Long-term equity investment	5,500	72,556	55.00	72,556	
Charng Yang Development Co., Ltd.	Investee company accounted for under equity method	Long-term equity investment	32,000	387,498	40.00	387,498	
Evergreen International Storage and Transport Corp.	Investee company accounted for under equity method	Long-term equity investment	424,062	7,125,816	39.74	7,117,569	
Evergreen Security Corporation	Investee company accounted for under equity method	Long-term equity investment	3,125	38,423	31.25	38,423	
EVA Airways Corporation	Investee company accounted for under equity method	Long-term equity investment	685,687	8,777,225	20.43	8,777,225	
Taipei Port Container Terminal Corporation	Investee company accounted for under equity method	Long-term equity investment	16,000	154,050	20.00	154,050	
Toplogis Technology Corp.	Investee company accounted for under equity method	Long-term equity investment	1,000	5,917	25.00	5,917	
Power World Fund Inc.	Investee company accounted for under equity method	Long-term equity investment	5,000	50,000	5.68	60,068	
Fubon Securities Finance Co., Ltd.	Investee company accounted for under equity method	Long-term equity investment	19,717	190,322	4.93	253,829	
Taiwan High Speed Rail Corporation	Investee company accounted for under equity method	Long-term equity investment	126,735	1,250,000	2.53	949,510	
Linden Technologies Inc.	Investee company accounted for under equity method	Long-term equity investment	50	15,372	2.53	15,372	
Taiwan Fixed Network Corp.	Investee company accounted for under equity method	Long-term equity investment	70,000	700,000	1.08	742,677	
Central Reinsurance Corp.	Investee company accounted for under lower of cost or market value method	Long-term equity investment	36,647	426,581	8.73	470,554	
Fubon Financial Holding Co., Ltd.	Investee company accounted for under lower of cost or market value method	Long-term equity investment	2,853	7,343	0.04	88,743	
China Man-made Fiber Corporation	None	Short-term investment	100	1,637	-	1,458	
China Steel Corporation	None	Short-term investment	302	9,675	-	9,545	
China Motor Corporation	None	Short-term investment	518	19,772	-	17,365	
Delta Electronics, Inc.	None	Short-term investment	100	4,917	-	5,095	
CMC Magnetics Corporation	None	Short-term investment	1,069	17,962	-	16,197	
Compal Electronics, Inc.	None	Short-term investment	200	6,199	-	6,196	
Mosel Vitelic Inc.	None	Short-term investment	1,500	20,289	-	18,240	
Silicon Integrated Systems Corp.	None	Short-term investment	300	5,107	-	5,088	
Avision, Inc.	None	Short-term investment	100	1,733	-	1,758	
VIA Technologies, Inc.	None	Short-term investment	200	4,647	-	4,434	
Everlight Electronics Co., Ltd.	None	Short-term investment	200	8,457	-	8,510	
Cyberhome Entertainment Co., Ltd.	None	Short-term investment	193	7,833	-	3,179	
Epistar Corporation	None	Short-term investment	137	6,596	-	6,783	
Yang Ming Marine Transport Corp.	None	Short-term investment	2,050	63,796	-	58,887	
Waterland Financial Holdings Corporation	None	Short-term investment	600	7,796	-	7,818	
Chi Mei Optoelectronics	None	Short-term investment	200	10,102	-	9,934	
Promise Technology, Inc.	None	Short-term investment	78	1,909	-	1,824	
Far Eastone Telecommunications Co., Ltd.	None	Short-term investment	150	6,071	-	6,119	
Powerchip Semiconductor Corp.	None	Short-term investment	239	5,077	-	5,259	
Simplo Technology Co., Ltd.	None	Short-term investment	100	7,971	-	8,265	
Cameo Communications, Inc.	None	Short-term investment	50	2,128	-	1,966	
All Ring Tech Co., Ltd.	None	Short-term investment	410	17,281	-	9,418	
Holtek Semiconductor Inc.	None	Short-term investment	100	3,738	-	3,654	
Aten International Co., Ltd.	None	Short-term investment	500	37,551	-	36,415	
Lanner Electronics Inc.	None	Short-term investment	324	7,522	-	6,966	
Formosa Petrochemical Corporation	None	Short-term investment	50	3,255	-	3,258	
Unifosa Corp.	None	Short-term investment	200	6,884	-	6,726	
CISCO	None	Short-term investment	9	6,802	-	5,702	

Evergreen Marine Corporation and Subsidiaries
Marketable Securities Held as at June 30, 2005
(Expressed in Thousands of New Taiwan Dollars / Thousand Shares unless Otherwise Specified)

Investor	Marketable Securities	Relationship with the Company	Financial Statement Account	Balance as at June 30, 2005				Remark
				No. of Shares/Units	Carrying Value	Ownership (%)	Market Value / Net Worth	
een	Mutual Funds:							
	Waterland High Growth Fund	None	Short-term investment	3,000	$30,000	-	$28,920	
ation	Taishin Taishin Fund	None	Short-term investment	500	5,000	-	4,965	
	Dresdner Technology Dam Fund	None	Short-term investment	2,796	30,060	-	29,748	
	TLAM Longterm Dominance Fund	None	Short-term investment	3,000	30,000	-	30,000	
	ABN AMRO Taiwan High-Dividend Yield Equities Fund	None	Short-term investment	3,000	30,030	-	29,040	
	FGIT Balanced Fund	None	Short-term investment	1,588	20,000	-	19,068	
	Chung Hsing Happy Fund	None	Short-term investment	1,000	10,000	-	9,920	
	Jin Sun Multi-Strategy Balanced Fund	None	Short-term investment	1,000	10,000	-	10,087	
	Mega Fancy Balanced Fund	None	Short-term investment	798	8,000	-	6,954	
	Sheng Hua 0566 Global Balance Fund	None	Short-term investment	1,969	20,000	-	19,016	
	Sheng Hua 9966 Global Balance Fund	None	Short-term investment	5,007	50,000	-	50,438	
	Transcend Balanced Fund	None	Short-term investment	473	5,000	-	4,726	
	Cathay High Dividend Balanced Fund	None	Short-term investment	3,000	30,000	-	30,210	
	The IIT Balanced Fund	None	Short-term investment	2,641	30,000	-	30,053	
	Fu Hwa Aegis Fund	None	Short-term investment	2,000	20,000	-	19,824	
	TIM Grand Value Fund	None	Short-term investment	2,000	20,000	-	20,122	
	ABN AMRO Value Fund	None	Short-term investment	2,559	30,000	-	26,779	
	ABN AMRO Taiwan Local Balanced Fund	None	Short-term investment	1,995	20,000	-	19,829	
	Polaris Win-win New Balance Fund	None	Short-term investment	1,500	15,000	-	15,001	
	Jin Sun Global Balanced Fund	None	Short-term investment	1,000	10,000	-	9,930	
	Adam Mid & Small Cap Dynamic Balance Fund	None	Short-term investment	1,000	10,000	-	10,510	
	Fuhwa Diamond Fund	None	Short-term investment	2,947	30,000	-	30,031	
	NITC Great Fortune	None	Short-term investment	2,281	30,030	-	30,468	
	Capital Asset Allocation	None	Short-term investment	8,658	100,125	-	101,377	
	HSBC Trinity Balanced Fund	None	Short-term investment	4,000	40,000	-	40,076	
	JF (Taiwan) Pacific Balanced Fund	None	Short-term investment	3,000	30,000	-	30,062	
	New Light Fortune Balanced Fund	None	Short-term investment	6,000	60,000	-	60,558	
	Grand Cathay Global Balance Fund Of Funds	None	Short-term investment	1,000	10,000	-	10,040	
	Fu Hwa System Funds of Funds	None	Short-term investment	500	5,000	-	5,358	
	NITC Global Balance Fund of Funds	None	Short-term investment	6,906	70,000	-	70,211	
	Union Global Fund of Funds	None	Short-term investment	930	10,000	-	9,717	
	Hua Nan Global Henry Fund	None	Short-term investment	3,000	30,000	-	30,024	
	Franklin Templeton Global Bond Fund of Funds	None	Short-term investment	3,000	30,000	-	30,000	
	Polaris Global ETFs Fund	None	Short-term investment	5,000	50,000	-	50,700	
	Polaris Global Short-Duration Diversified Bond Fund	None	Short-term investment	6,000	60,000	-	58,496	
	UBS Global Credit Bond Fund	None	Short-term investment	3,000	30,000	-	29,953	
	TIIM Asia Win-Win Fund	None	Short-term investment	3,000	30,000	-	29,940	
	Fubon Global REIT Fund	None	Short-term investment	10,000	100,000	-	99,400	
	Truswell Global Balanced Fund	None	Short-term investment	3,000	30,000	-	30,069	
	The First Global Investment Trust Dragon and Tiger	None	Short-term investment	5,000	50,000	-	50,987	
	ShinKong Guaranteed Fund	None	Short-term investment	3,000	30,000	-	29,724	
	Jin Sun Win-Tide Guaranteed Fund	None	Short-term investment	3,000	30,000	-	29,460	
	Polaris Global REITs Fund	None	Short-term investment	10,000	100,000	-	99,400	
	Fuhwa Convertible Securities Strategy Fund	None	Short-term investment	5,000	50,000	-	50,115	
	Fuhhwa Fimalaya Fund	None	Short-term investment	3,000	30,000	-	30,150	
	FGIT Private Placement High Yield Bond Fund	None	Short-term investment	5,000	50,000	-	49,558	
	Fuhhwa Angel Fund	None	Short-term investment	3,000	30,000	-	29,790	
	Fuhhwa Total Return Fund	None	Short-term investment	3,000	30,000	-	30,120	
	New Light Lucky Star Fund	None	Short-term investment	7,993	80,000	-	80,135	
	Fgit Fullwin Bond Fund	None	Short-term investment	4,973	50,000	-	50,014	
	Taiwan Bond & Convertible Bond Private Placement Fund	None	Short-term investment	6,000	60,000	-	60,114	

rd)

Evergreen Marine Corporation and Subsidiaries
Marketable Securities Held as at June 30, 2005
(Expressed in Thousands of New Taiwan Dollars / Thousand Shares unless Otherwise Specified)

Investor	Marketable Securities	Relationship with the Company	Financial Statement Account	Balance as at June 30, 2005				Remark
				No. of Shares/Units	Carrying Value	Ownership (%)	Market Value / Net Worth	
ergreen arine orporation	Transcend Strategic balanced Fund	None	Short-term investment	10,000	$100,000	-	$100,957	
	KGI 100% Principal Guaranteed Fund	None	Short-term investment	5,000	50,000	-	49,539	
	KGI Covertible Multi-Strategy Fund	None	Short-term investment	2,000	20,000	-	20,043	
	Ta Chong Bond	None	Short-term investment	14,603	185,000	-	186,296	
	Grand Cathay Bond	None	Short-term investment	12,673	160,000	-	161,021	
	Mega Diamond Bond Fund	None	Short-term investment	76,782	858,000	-	864,696	
	Chung Hsing Ping-An Fund	None	Short-term investment	14,386	150,000	-	150,857	
	FGIT Benefits II	None	Short-term investment	7,218	103,000	-	103,510	
	Jin Sun Bond Fund	None	Short-term investment	49,548	658,200	-	663,021	
	Fuhwa Apex Bond Fund	None	Short-term investment	10,054	115,000	-	116,376	
	Hua Nan Phoenix	None	Short-term investment	31,031	456,000	-	458,830	
	Hua Nan Unicorn	None	Short-term investment	28,997	312,000	-	314,623	
	JF (Taiwan) Bond Fund	None	Short-term investment	9,715	145,000	-	145,230	
	Fu Hwa Bond Fund	None	Short-term investment	21,696	268,000	-	272,000	
	Fu Hwa Advantage Bond Fund	None	Short-term investment	41,641	420,000	-	425,678	
	TIIM Bond	None	Short-term investment	24,035	331,000	-	333,772	
	NITC Bond	None	Short-term investment	1,580	253,000	-	254,740	
	NITC Taiwan Bond	None	Short-term investment	26,237	360,000	-	362,249	
	Cathay Bond	None	Short-term investment	15,231	171,000	-	172,302	
	IIT Increment Fund	None	Short-term investment	32,031	475,000	-	477,954	
	Sheng Hua 1699 Bond	None	Short-term investment	11,604	140,000	-	141,251	
	Sheng Hua 5599 Bond	None	Short-term investment	15,452	168,000	-	169,834	
	President Home Run	None	Short-term investment	584	8,000	-	8,041	
	ABN AMRO Income Fund	None	Short-term investment	3,249	50,000	-	50,223	
	KGI Victory Fund	None	Short-term investment	11,876	125,000	-	125,245	
	FuBon Ju-I Fund	None	Short-term investment	3,866	60,000	-	60,211	
	FuBon Ju-I II	None	Short-term investment	6,707	93,000	-	95,775	
	FuBon Ju-I III	None	Short-term investment	13,734	163,000	-	164,773	
	FuBon Dragon Bond Fund	None	Short-term investment	11,796	135,000	-	136,149	
	Truswell Premier Fund	None	Short-term investment	3,506	37,000	-	38,272	
	Fu Hwa Bond	None	Short-term investment	505	6,500	-	6,594	
	Fu Hwa Albatross Fund	None	Short-term investment	11,207	122,500	-	123,794	
	Invesco Income Fund	None	Short-term investment	17,439	195,000	-	195,359	
	Transcend Fortune	None	Short-term investment	9,963	118,000	-	118,882	
	ShinKong Taiwan Luck	None	Short-term investment	11,785	191,000	-	192,082	
	ShinKong Chi-Shin Fund	None	Short-term investment	2,140	30,000	-	30,060	
	ShinKong Chi-Xiang Fund	None	Short-term investment	6,138	88,000	-	88,565	
	Reliance Forever	None	Short-term investment	4,959	70,000	-	70,402	
	Dresdner Bond DAM	None	Short-term investment	17,646	200,000	-	200,255	
	Fubon Chi-hsiang I Fund	None	Short-term investment	46,729	592,000	-	599,312	
	Fubon Chi-hsiang III Fund	None	Short-term investment	6,300	65,000	-	65,450	
	Polaris De-Bao Fund	None	Short-term investment	30,256	327,000	-	328,774	
	Franklin US Government Fund	None	Short-term investment	110	34,670	-	32,351	
	MFS Inflation-Adjusted Bond Fund	None	Short-term investment	243	80,468	-	80,529	
	MFS Meridian Global Balanced Fund	None	Short-term investment	31	15,913	-	15,582	
	ABN AMRO Korea Bonus 104% Guaranteed Fund	None	Short-term investment	3	10,386	-	9,934	
	Parvest Asian Bond Fund Convertible	None	Short-term investment	1	3,516	-	3,828	
	Permal Fund	None	Short-term investment	1	3,510	-	3,802	
	Forsyth Alternative Income Fund (Euro)	None	Short-term investment	88	42,530	-	37,779	
	Forsyth Alternative Income Fund (JPY)	None	Short-term investment	85	31,580	-	27,339	
	Skandia Global Bond Fund Class B	None	Short-term investment	41	15,792	-	15,804	
	ABN AMRO Hong Kong Equity Guaranteed Fund	None	Short-term investment	10	31,735	-	30,118	
	JF (Taiwan) Asia Total Return Bond Private Placement Fu	None	Short-term investment	100	31,495	-	31,608	
	Alexandra Global Investment (Asia) Fund-B share	None	Short-term investment	39	16,952	-	15,406	

rward)

Evergreen Marine Corporation and Subsidiaries
Marketable Securities Held as at June 30, 2005
(Expressed in Thousands of New Taiwan Dollars / Thousand Shares unless Otherwise Specified)

Investor	Marketable Securities	Relationship with the Company	Financial Statement Account	Balance as at June 30, 2005: No. of Shares/Units	Carrying Value	Ownership (%)	Market Value / Net Worth	Remark
Evergreen Marine Corporation	Government Bonds:							
	Korea Container Authority Bonds	None	Short-term investment	-	$40,944	-	$48,366	
	Corporate Bonds:							
	Convertible bonds - Tuntex (Thailand) Public Company Limited	None	Long-term bond investment	16	12,035	-	12,035	
	Merrill Lynch	None	Short-term investment	1	3,948	-	3,380	
	Convertible bonds - Jihsun FHC	None	Short-term investment	500	50,000	-	49,310	
	Bonds with resell agreements:							
	Sasco NIM 2004-19XS Class A	None	Short-term investment	-	252,860	-	252,860	
	Sailn 2004-4 Class B	None	Short-term investment	-	158,038	-	158,038	
	Treasury bills	None	Short-term investment	-	2,301,973	-	2,301,973	
Peony Investment S.A.	Greencompass Marine S.A.	Indirect subsidiary of the Company	Long-term equity investment	3,535	USD791,210	100.00	USD791,210	
	Vigor Enterprise S.A.	Indirect subsidiary of the Company	Long-term equity investment	80	USD4,465	100.00	USD4,465	
	Clove Holding Ltd.	Indirect subsidiary of the Company	Long-term equity investment	10	USD71,531	100.00	USD71,531	
	Evergreen Heavy Industrial Corp. (M) Berhad	Indirect subsidiary of the Company	Long-term equity investment	42,120	USD34,867	97.50	USD34,867	
	PT. Multi Bina Pura International	Indirect subsidiary of the Company	Long-term equity investment	68	USD9,284	95.00	USD9,284	
	PT. Multi Bina Pura Transport	Indirect subsidiary of the Company	Long-term equity investment	2	USD162	17.39	USD162	
	Armand Investment (Nether Lands) N.V.	Indirect subsidiary of the Company	Long-term equity investment	4	USD1,810	70.00	USD1,810	
	Shenzhen Greentrans Transportation Co., Ltd.	Indirect subsidiary of the Company	Long-term equity investment	-	USD2,886	55.00	USD2,886	
	Hatsu Marine Limited	Indirect subsidiary of the Company	Long-term equity investment	765	USD108,261	51.00	USD108,261	
	Luanta Investment (Netherlands) N.V.	Investee company of Peony accounted for under equity method	Long-term equity investment	-	USD12,598	50.00	USD12,598	
	Evergreen Container Terminal (Thailand) Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	12,250	USD17,012	48.18	USD17,012	
	Shanghai Jifa Logistics Co., Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	-	USD7,601	21.06	USD7,601	
	Ningbo Victory Container Co., Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	-	USD2,368	40.00	USD2,368	
	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	-	USD4,916	40.00	USD4,916	
	Balsam Investment (Nether lands) N.V.	Investee company of Peony accounted for under equity method	Long-term equity investment	-	USD160,671	49.00	USD160,671	
	Evergreen Shipping Singapore Pte. Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	383	USD956	25.50	USD956	
	Evergreen Korea Corporation	Investee company of Peony accounted for under equity method	Long-term equity investment	61	USD2,055	50.00	USD2,055	
	Evergreen Star (Thailand) Co., Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	204	USD1,047	25.50	USD1,047	
	PT. Evergreen Marine Indonesia	Investee company of Peony accounted for under equity method	Long-term equity investment	-	USD836	25.40	USD836	
	Evergreen India Pte Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	5	USD115	49.99	USD115	
	Evergreen Marine Australia Pty Ltd.	Investee company of Peony accounted for under equity method	Long-term equity investment	-	USD300	25.50	USD300	
	Hutchison Inland Container Depots Limited	Investee company of Peony accounted for under cost method	Long-term equity investment	1	USD1,492	7.50	USD1,492	
	South Asia Gateway Terminals	Investee company of Peony accounted for under cost method	Long-term equity investment	6,211	USD2,412	5.00	USD2,412	
	Dongbu Pusan Container Terminal Co., Ltd.	Investee company of Peony accounted for under cost method	Long-term equity investment	300	USD1,556	15.00	USD1,556	
PT. Multi Bina Pura International	PT. Multi Bina Pura Transport	Indirect subsidiary of Peony	Long-term equity investment	8	USD680	72.95	USD680	
Clove Holding Ltd.	Ample Holding LTD.	Indirect subsidiary of Peony	Long-term equity investment	9	USD19,244	90.00	USD19,244	
	Classic Outlook Investment Ltd.	Investee company of Clove accounted for under cost method	Long-term equity investment	-	USD102,359	2.25	USD102,359	
	Everup profits ltd.	Investee company of Clove accounted for under cost method	Long-term equity investment	-	-	2.25	-	
	Island Equipment LLC	Indirect subsidiary of Peony	Long-term equity investment	-	USD212	36.00	USD212	
Ample Holding Ltd.	Colon Container Terminal S.A.	Investee company of Ample accounted for under equity method	Long-term equity investment	22,860	USD52,684	40.00	USD52,684	
Island Equipment LLC	Whitney Equipment LLC	Investee company of Island accounted for under equity method	Long-term equity investment	-	USD173	100.00	USD173	
	Hemlock Equipment LLC	Investee company of Island accounted for under equity method	Long-term equity investment	-	USD115	100.00	USD115	
Hatsu Marine Limited	Island Equipment LLC	Indirect subsidiary of Peony	Long-term equity investment	-	USD92	15.00	USD92	
Armand Investment (Netherlands) N.V.	Armand Estate (Netherlands) B.V.	Indirect subsidiary of Peony	Long-term equity investment	40	(USD303)	100.00	(USD303)	
Armand Estate (Netherlands) B.V.	Taipei Port Container Terminal	Investee company of Armand Estate B.V. accounted for under equity method	Long-term equity investment	80,000	USD2,268	10.00	USD2,268	
Greencompass Marines S.A.	UG. Hidden Dragon Balance Fund B	None	Short-term investment	103	USD1,030	-	USD967	
	Portus Banc Notes Series X	None	Short-term investment	98	USD1,000	-	USD1,000	
	ABN AMRO Global Emerging Bond Capital Protected Notes	None	Short-term investment	1	USD1,000	-	USD1,000	
	UBS Forward Arbitrage Strategy Fast Notes	None	Short-term investment	50	USD5,000	-	USD5,000	

Evergreen Marine Corporation and Subsidiaries
Summary of Significant Transactions on One Specific Security
Exceeding NT$100 Million or 20 Percent of the Paid-in Capital
For the Six Months Ended June 30, 2005
(Expressed in Thousands of New Taiwan Dollars / Thousand Shares unless Otherwise Specified)

Marketable Securities	Financial Statement Account	Counterparty	Party	January 1, 2005		Buy		Sell				June 30, 2005	
				Shares/Units	Amount	Shares/Units	Amount	Shares/Units	Selling Price	Carrying Value	Disposal	Shares/Units	Amount
Mutual Funds:													
Fubon Global REIT Fund	Short-term investment	Open market transaction	No	-	$-	10,000	$100,000	-	-	-	-	10,000	$100,000
Polaris Global REITs Fund	Short-term investment	Open market transaction	No	-	-	10,000	100,000	-	-	-	-	10,000	100,000
Transcend Strategic balanced Fund	Short-term investment	Open market transaction	No	-	-	10,000	100,000	-	-	-	-	10,000	100,000
Ta Chong Bond	Short-term investment	Open market transaction	No	30,023	380,000	2,751	35,000	18,171	230,467	230,000	467	14,603	185,000
Grand Cathay Bond	Short-term investment	Open market transaction	No	10,322	130,000	7,908	100,000	5,558	70,196	70,000	196	12,673	160,000
Maga Diamond Bond Fund	Short-term investment	Open market transaction	No	90,388	1,008,000	34,773	390,000	48,379	541,743	540,000	1,743	76,782	858,000
Chung Hsing Ping-An Fund	Short-term investment	Open market transaction	No	36,045	375,000	32,572	340,000	54,230	567,344	565,000	2,344	14,386	150,000
FGIT Benefits	Short-term investment	Open market transaction	No	-	-	21,134	343,000	21,134	343,130	343,000	130	-	-
FGIT Benefits II	Short-term investment	Open market transaction	No	20,993	298,000	32,453	463,000	46,228	659,645	658,000	1,645	7,218	103,000
Jin Sun Bond Fund	Short-term investment	Open market transaction	No	45,133	598,200	21,753	290,000	17,337	231,042	230,000	1,042	49,548	658,200
TLAM B.B. Bond Fund	Short-term investment	Open market transaction	No	31,412	345,000	28,581	315,000	59,993	662,971	660,000	2,971	-	-
Hua Nan Phoenix	Short-term investment	Open market transaction	No	36,323	531,000	21,709	320,000	27,001	397,415	395,000	2,415	31,031	456,000
Hua Nan Unicorn	Short-term investment	Open market transaction	No	11,466	122,000	30,560	330,000	13,028	140,829	140,000	829	28,997	312,000
JF (Taiwan) Bond Fund	Short-term investment	Open market transaction	No	3,380	50,000	11,057	165,000	4,722	70,339	70,000	339	9,715	145,000
JF First Bond Fund	Short-term investment	Open market transaction	No	10,956	150,000	-	-	10,956	150,078	150,000	78	-	-
Fu Hwa Advantage Bond Fund	Short-term investment	Open market transaction	No	72,376	730,000	-	-	30,735	313,920	310,000	3,920	41,641	420,000
TIIM Bond	Short-term investment	Open market transaction	No	45,266	621,000	28,934	400,000	50,164	694,849	690,000	4,849	24,035	331,000
PCA Bond Fund	Short-term investment	Open market transaction	No	18,490	280,000	-	-	18,490	280,550	280,000	550	-	-
NITC Bond	Short-term investment	Open market transaction	No	472	75,000	1,109	178,000	-	-	-	-	1,580	253,000
NITC Taiwan Bond	Short-term investment	Open market transaction	No	17,905	245,000	25,479	350,000	17,147	235,697	235,000	697	26,237	360,000
Cathay Bond	Short-term investment	Open market transaction	No	13,410	150,000	8,870	100,000	7,048	79,258	79,000	258	15,231	171,000
Cathay Capital Income Growth Bond Fund	Short-term investment	Open market transaction	No	25,628	272,000	9,768	104,000	35,396	378,968	376,000	2,968	-	-
IIT Wan Pao Fund	Short-term investment	Open market transaction	No	-	-	6,741	100,000	6,741	100,099	100,000	99	-	-
IIT Increment Fund	Short-term investment	Open market transaction	No	36,153	535,000	39,736	590,000	43,859	652,618	650,000	2,618	32,031	475,000
Sheng Hua 1699 Bond	Short-term investment	Open market transaction	No	49,803	600,000	23,142	280,000	61,341	745,000	740,000	5,000	11,604	140,000
Sheng Hua 5599 Bond	Short-term investment	Open market transaction	No	13,272	143,000	19,656	215,000	17,475	192,029	190,000	2,029	15,452	168,000
President Home Run	Short-term investment	Open market transaction	No	20,002	273,000	11,677	160,000	31,095	426,256	425,000	1,256	584	8,000
ABN AMRO Select Bond	Short-term investment	Open market transaction	No	9,081	100,000	-	-	9,081	100,204	100,000	204	-	-
ABN AMRO Taiwan Bond Fund	Short-term investment	Open market transaction	No	9,432	100,000	-	-	9,432	100,596	100,000	596	-	-
ABN AMRO Aggressive Taiwan Bond Fund	Short-term investment	Open market transaction	No	46,504	500,000	-	-	46,504	501,618	500,000	1,618	-	-
KGI Victory Fund	Short-term investment	Open market transaction	No	33,514	350,000	11,876	125,000	33,514	351,441	350,000	1,441	11,876	125,000
FuBon Ju-I III	Short-term investment	Open market transaction	No	31,514	373,000	4,600	55,000	22,380	267,350	265,000	2,350	13,734	163,000
Truswell Bond Fund	Short-term investment	Open market transaction	No	60,471	749,000	15,635	195,000	76,107	950,853	944,000	6,853	-	-
Fu Hwa Bond	Short-term investment	Open market transaction	No	8,271	106,500	-	-	7,766	101,444	100,000	1,444	505	6,500
Invesco Income Fund	Short-term investment	Open market transaction	No	4,493	50,000	14,743	165,000	1,797	20,047	20,000	47	17,439	195,000
Transcend Fortune	Short-term investment	Open market transaction	No	26,910	318,000	24,426	290,000	41,373	493,244	490,000	3,244	9,963	118,000
ShinKong Taiwan Luck	Short-term investment	Open market transaction	No	13,099	211,000	17,248	280,000	18,562	301,468	300,000	1,468	11,785	191,000
ShinKong Chi-Xiang Fund	Short-term investment	Open market transaction	No	42,544	608,000	16,343	235,000	52,748	758,885	755,000	3,885	6,138	88,000
CITC Cash Reserves	Short-term investment	Open market transaction	No	13,049	148,000	263	3,000	13,312	152,786	151,000	1,786	-	-
Reliance Forever	Short-term investment	Open market transaction	No	21,318	300,000	21,926	310,000	38,286	542,551	540,000	2,551	4,959	70,000
RSIT Enhanced Bond Fund	Short-term investment	Open market transaction	No	25,412	271,000	13,453	145,000	38,865	419,610	416,000	3,610	-	-
Dresdner Bond DAM	Short-term investment	Open market transaction	No	-	-	17,646	200,000	-	-	-	-	17,646	200,000
Union Bond	Short-term investment	Open market transaction	No	33,871	400,000	26,140	310,000	60,011	713,447	710,000	3,447	-	-
Union Yo-Li Bond Fund	Short-term investment	Open market transaction	No	29,442	315,000	-	-	29,442	317,599	315,000	2,599	-	-
Polaris De Li Bond Fund	Short-term investment	Open market transaction	No	13,604	200,000	13,594	200,000	27,198	400,688	400,000	688	-	-
Polaris De-Bao Fund	Short-term investment	Open market transaction	No	43,872	472,000	31,855	345,000	45,471	492,407	490,000	2,407	30,256	327,000
Taishin Lucky Fund	Short-term investment	Open market transaction	No	20,000	200,000	-	-	20,000	200,152	200,000	152	-	-

Schedule 9

Evergreen Marine Corporation and Subsidiaries
Purchases from and Sales to Related Parties
Exceeding NT$100 Million or 20 Percent of the Paid-in Capital
For the Six Months Ended June 30, 2005
(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

			Transaction				Reason for Difference in the Terms on Related Party Transactions		Notes/Accounts Receivable (Payable)		
ser/Seller	Counterparty	Nature of Relationship	Purchases / Sales	Amount	% of the Total Purchases / Sales	Credit Term	Unit Price	Credit Term	Balance	% of Total Notes/Accounts Receivable (Payable)	Remark
	Evergreen International Storage & Transport Corp. (EITC)	Investee accounted for by equity method	Purchases	$885,561	5.17	30~60 days	-	-	$(83,008)	4.90	
	Evergreen International Corp.	Investee of the Company's major stockholder	Purchases	243,241	1.42	30~60 days	-	-	(20,310)	1.20	
	Taiwan Terminal Services Co., Ltd.	Subsidiary of the Company	Purchases	308,046	1.80	30~60 days	-	-	(38,432)	2.27	
	Hatsu Marine Limited	Indirect subsidiary of the Company	Purchases	299,928	1.75	30~60 days	-	-	-	-	
	Greencompass Marine S.A.	Indirect subsidiary of the Company	Purchases	448,912	2.62	30~60 days	-	-	(32)	-	
	Gaining Enterprise S.A.	Subsidiary of EITC	Purchases	987,083	5.77	30~60 days	-	-	-	-	
	Lloyd Triestino Di Navigazione S.P.A.	Investee of the Company's subsidiary	Sales	101,157	0.48	30~60 days	-	-	94,502	2.98	
inal Services	Evergreen Marine Corporation	Parent company	Sales	309,494	100.00	30~60 days	-	-	62,658	100.00	
Limited	Evergreen Marine Corporation	Parent company	Sales	GBP 4,602	2.31	30~60 days	-	-	GBP 2,534	11.85	
s Marine S.A.	Evergreen Marine Corporation	Parent company	Sales	USD 15,879	1.46	30~60 days	-	-	USD 211	0.09	

Schedule 10

Evergreen Marine Corporation and Subsidiaries
Receivables from Related Parties
Exceeding NT$100 Million or 20 Percent of the Paid-in Capital
For the Six Months Ended June 30, 2005
(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

ditor	Counterparty	Nature of Relationship	Balance as at June 30, 2005		Turnover Rate (No. of Times)	Overdue Receivables		Amount Received Subsequent to the Balance Sheet Date	Allowance for Bad Debts
						Amount	Action Taken		
arine	Evergreen International Corp.	Investee of the Company's major stockholder	Accounts receivable	$209,542	-	$-	-	$127,324	$-
	Evergreen International Storage and Transport Corporation	Investee of the Company accounted for under equity method	Other receivables	296,901	-	-	-	30	-
	EVA Airways Corporation	Investee of the Company accounted for under equity method	Other receivables	336,352	-	-	-	-	-

Schedule 11

Evergreen Marine Corporation and Subsidiaries

Information on Investee Companies

For the Six Months Ended June 30, 2005

(Expressed in Thousands of New Taiwan Dollars / Thousand Shares unless Otherwise Specified)

Investee	Address	Main Business	Initial Investment Amount		Shares Held as at June 30, 2005			Net Income (Loss) of the Investee	Investment Gain (Loss)	Remark
			Balance as at June 30, 2005	Balance as at January 1, 2005	No. of Shares	Ownership (%)	Carrying Value			
Peony Investment S.A.	53Rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama	Investment activities	USD 476,500	USD 476,500	4,765	100.00	$36,468,279	$2,906,778	$2,918,923	Subsidiary of the Company
Taiwan Terminal Services Co., Ltd.	2F, No.177, Ssu Wei 4th Rd., Lingya District, Kaohsiung, Taiwan	Loading and discharging operations of container yards	55,000	55,000	5,500	55.00	72,556	(1,324)	(1,525)	Subsidiary of the Company
Charng Yang Development Co., Ltd.	2F, No.369, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Development, rental and sale of residential and commercial buildings	320,000	320,000	32,000	40.00	387,498	33,468	13,387	Investee accounted for by equity method
Evergreen International Storage and Transport Corporation	No.899, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Container transportation and gas stations	4,753,514	4,753,514	424,062	39.74	7,125,816	545,378	206,260	Investee accounted for by equity method
Evergreen Security Corporation	4&5F, No. 111, Sungjiang Rd., Taipei, Taiwan	General security guards services	25,000	25,000	3,125	31.25	38,423	16,372	4,491	Investee accounted for by equity method
EVA Airways Corporation	11F, No.376, Hsinnan Rd., Section 1, Lu Chu Hsiang, Taoyuan County, Taiwan	International passenger and cargo transportation	8,569,973	8,569,973	685,687	20.43	8,777,225	589,437	108,812	Investee accounted for by equity method
Taipei Port Container Terminal Corporation	6F-1, No.220, Songjiang Rd., Taipei, Taiwan	Container distribution and cargo stevedoring	160,000	160,000	16,000	20.00	154,050	(4,727)	(945)	Investee accounted for by equity method
Toplogis Technology Corporatior	3F-3, No.185, Kewang Rd., Gaoyuan Village, Longtan Shiang, Taoyuan County	IT services and design and wholesale of software	10,000	10,000	1,000	25.00	5,917	(11,569)	(2,892)	Investee accounted for by equity method

Evergreen Marine Corporation and Subsidiaries
Information on Investee Companies
For the Six Months Ended June 30, 2005
(Expressed in Thousands of New Taiwan Dollars / Thousand Shares unless Otherwise Specified)

Investor	Investee	Address	Main Business	Initial Investment Amount		Shares Held as at June 30, 2005			Net Income (Loss) of the Investee	Investment Gain (Loss)	Remark
				Balance as at June 30, 2005	Balance as at January 1, 2005	No. of Shares	Ownership (%)	Carrying Value			
...ent S.A.	Greencompass Marine S.A.	53rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama, Republic of Panama	Marine transportation	USD 353,500	USD 353,500	3,535	100.00	USD 791,210	USD 59,508	USD 59,508	Indirect subsidiary of the Company
	Vigor Enterprise S.A.	53rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama, Republic of Panama	Investment holding company	USD 8,000	USD 8,000	80	100.00	USD 4,465	(USD 24)	(USD 24)	Indirect subsidiary of the Company
	Clove Holding Ltd.	Craigmuir Chambers, P. O. Box71, Road Town, Tortola, B. V. I.	Investment holding company	USD 10	USD 10	10	100.00	USD 71,531	USD 4,390	USD 4,390	Indirect subsidiary of the Company
	Hatsu Marine Limited	160 Euston Road, London NW 12 DX, U.K.	Marine transportation	USD 1,503	USD 1,503	765	51.00	USD 108,261	USD 11,710	USD 5,972	Indirect subsidiary of the Company
	Evergreen Heavy Industrial Co. (Malaysia) Berhad	Lot 139, Jalan, Cecair, Phase 2 Free Trade Zone Johor Port Authority, B1700 Pasir Gudang, Johor, Johore Bahru, Malaysia	Container manufacturing	USD 27,295	USD 27,295	42,120	97.50	USD 34,867	USD 3,693	USD 3,600	Indirect subsidiary of the Company
	PT. Multi Bina Pura International	JL Raya Cakung Cilincing, RT, 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards and inland transportation	USD 20,204	USD 20,204	68	95.00	USD 9,284	USD 417	USD 396	Indirect subsidiary of the Company
	PT. Multi Bina Transport	JL Raya Cakung Cilincing, RT, 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards and inland transportation	Rp 1,800,000	Rp 1,800,000	2	17.39	USD 162	USD 184	USD 32	Indirect subsidiary of the Company
	PT. Evergreen Marine Indonesia	Gedung Pricewaterhouse Coopers 9-10th Floors Jl. H.R. Rasuna said kav. C-03 Jakarta 12920, Indonesia	Shipping agency	USD 258	USD 258	-	25.40	USD 836	USD 1,590	USD 405	Investee company of Peony accounted for under equity method
	Luanta Investment (Netherlands) N.V.	21-A Van Engelenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 15,785	USD 15,785	-	50.00	USD 12,598	(USD 3,633)	(USD 1,817)	Investee company of Peony accounted for under equity method
	Balsam Investment (Netherlands) N.V.	21-A Van Englenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 50,715	USD 50,715	-	49.00	USD 160,671	USD 34,845	USD 17,074	Investee company of Peony accounted for under equity method
	Shanghai Jifa Logistics Co., Ltd.	12F, Jifa Building, No.4049C, Jungong Rd., Shanghai City	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	USD 6,635	USD 6,635	-	21.06	USD 7,601	USD 214	USD 45	Investee company of Peony accounted for under equity method
	Shenzhen Greentrans Transportation Co., Ltd.	San Jiao Long Warehouse & Storage Zone, Fu Kang Road, Hengang Town, Shenzhen, China	Loading, discharging, storage, repair, cleaning and transportation of containers	USD 3,134	USD 3,134	-	55.00	USD 2,886	USD 77	USD 43	Indirect subsidiary of the Company
	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Unit 403, 3F, Eastern Garden, No.138 A-Li Mountain Rd., Huangdao Development Dist. Qingdao City	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	USD 4,447	USD 4,447	-	40.00	USD 4,916	USD 615	USD 246	Investee company of Peony accounted for under equity method
	Ningbo Victory Container Co., Ltd.	No.1 Area, Beilnn Xiaoshan Industrial Estate, Ningbo Economic and Technical Development Zone, China	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	USD 1,199	USD 1,199	-	40.00	USD 2,368	USD 1,027	USD 411	Investee company of Peony accounted for under equity method

rd)

Evergreen Marine Corporation and Subsidiaries

Information on Investee Companies

For the Six Months Ended June 30, 2005

(Expressed in Thousands of New Taiwan Dollars / Thousand Shares unless Otherwise Specified)

estor	Investee	Address	Main Business	Initial Investment Amount		Shares Held as at June 30, 2005			Net Income (Loss) of the Investee	Investment Gain (Loss)	Remark
				Balance as at June 30, 2005	Balance as at January 1, 2005	No. of Shares	Ownership (%)	Carrying Value			
it S.A.	Evergreen Container Terminal (Thailand) Ltd.	33/4 Moo 1, Chaokhun Tahan Road, *Sun District Klong 3,* Lat Krabang District, Bangkok 10520	Loading and discharging of containers	USD 28,636	USD 28,636	12,250	48.18	USD 17,012	USD 2,578	USD 1,242	Investee company of Peony accounted for under equity method
	Evergreen Shipping (S) Pte. Ltd.	333 Jalan Besar, Singapore 209018	Shipping agency	USD 219	USD 219	383	25.50	USD 956	USD 530	USD 135	Investee company of Peony accounted for under equity method
	Evergreen Star (Thailand) Co. Ltd.	Green Tower, 24-25th Floors 3656/81 Rama IV Road Klongton Klongtoey Bangkok 10110	Shipping agency	USD 238	USD 238	204	25.50	USD 1,047	USD 1,909	USD 487	Investee company of Peony accounted for under equity method
	Evergreen Korea Corporation	15th Fl., Korea Express Center, 83-5, 4-Ka, Jung-Ang Dong Jung-Ku, Pusan, Republic of Korea	Shipping agency	USD 238	USD 238	61	50.00	USD 2,055	USD 1,078	USD 539	Investee company of Peony accounted for under equity method
	Armand Investment (Netherlands) N.V.	Van Engelenweg 21A Curacao Netherlands Antilles	Investment holding company	USD 1,750	USD 1,622	4	70.00	USD 1,810	(USD 50)	(USD 35)	Indirect subsidiary of the Company
	Evergreen India Pte. Ltd.	J.N. Heredia Marg Ballard Estate Mumbai 400 038, India	Shipping agency	USD 12	USD 12	5	49.99	USD 115	USD 183	USD 91	Investee company of Peony accounted for under equity method
	Evergreen Marine Australia Pty Ltd.	Level 13,181 Miller Street, North Sydney NSW 2060 Australia	Shipping agency	USD-	USD-	-	25.50	USD 300	USD 367	USD 94	Investee company of Peony accounted for under equity method

Evergreen Marine Corporation
Investments in Mainland China
For the Six Months Ended June 30, 2005
(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

...e in Mainland China	Main Business	Paid-in Capital	Way of Investing in Mainland China (Note 1)	Balance of Investments in Mainland China as at January 1, 2005	Investment Amount Remitted to Mainland China from Taiwan during 1H2005	Amount Remitted Back to Taiwan from Mainland China during 1H2005	Balance of Investments in Mainland China as at June 30, 2005	The Company's Direct/ Indirect Ownership in the Investee (%)	Investment Income (Loss) for 1H2005 (Note 2)	Carrying Value of Investments as at June 30, 2005	Accumulated Amount of Investment Income Remitted Back to Taiwan as at June 30, 2005
...gistics Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	RMB271,565	(2)	$189,645 (USD 6,000)	$-	$-	$189,645 (USD 6,000)	21.06	$1,412 (USD 45)	$240,249 (USD 7,601)	$-
...ontainer Co., Ltd.	Inland container transportation, container storage, loading and discharging	RMB24,119	(2)	32,176 (USD 1,018)	-	-	32,176 (USD 1,018)	40.00	12,895 (USD 411)	74,847 (USD 2,368)	-
...en Container ...ortation Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	RMB92,500	(2)	140,559 (USD 4,447)	-	-	140,559 (USD 4,447)	40.00	7,718 (USD 246)	155,382 (USD 4,916)	-
...rans ...o., Ltd.	Inland container loading, discharging, storage, repair, cleaning and related activities	RMB44,960	(2)	99,058 (USD 3,134)	-	-	99,058 (USD 3,134)	55.00	1,349 (USD 43)	91,219 (USD 2,886)	-
...son Inland Container	Inland container yard	HKD92,000	(2)	25,637 (HKD 6,304)	-	-	25,637 (HKD 6,304)	6.85	-	25,637 (HKD 6,304)	-

...ments in Mainland China as at June 30, 2005	Investment Amount Approved by the Investment Commission of the Ministry of Economic Affairs (MOEA)	Quota of Investments in Mainland China Imposed by the Investment Commission of MOEA	
$754,507	$1,058,377 (USD 33,485)	Net worth under $5,000,000,000 (40%)	$2,000,000
		Net worth between $5,000,000,000 and $10,000,000,000 (30%)	1,500,000
		Net worth over $10,000,000,000 (20%)	8,659,019
			$12,159,019

(Net worth of the Company: NT$53,295,097)

...nts in Mainland China can be conducted by the following ways:
...ing the funds to Mainland China via a third country
...new investee to be set up in a third country
... existing investee set up in a third country
...ng directly in Mainland China
...s

...nt income (loss) for the year
...tes that the investee is still in the start-up stage.
...tes the basis on which the investment income (loss) is recognized.
...ased on the investee's financial statements audited by an international accounting firm other than the Company's auditor
...ased on the investee's financial statements audited by the Company's auditor
...thers